SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in
accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION - ITR	September 30, 2006
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 – COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21
4 – State Registration Number – NIRE 53 3 0000572 9

01.02 - HEAD OFFICE

1 - ADDRESS Av. das Américas, 3434, Bloco 1 7º andar – parte			2 - SUBURB OR DISTRICT Barra da Tijuca
3 - POSTAL CODE 22640-102	4 - MUNICIPALITY Rio de Janeiro		5 - STATE Rio de Janeiro
6 - AREA CODE 21	7 - TELEPHONE 4009-3742	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 21	12 - FAX 4009-3314	13 - FAX -	14 - FAX -	-
15 - E-MAIL jserafim@timbrasil.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1- NAME Stefano De Angelis
2 - ADDRESS Av. das Américas, 3434, Bloco 1 7º andar – parte			3 - SUBURB OR DISTRICT Barra da Tijuca
3 - ZIP CODE 22640-102	4 - MUNICIPALITY Rio de Janeiro		5 - STATE Rio de Janeiro
6 - AREA CODE 21	7 - TELEPHONE 4009-3742	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 21	12 - FAX 4009-3314	13 - FAX -	14 - FAX -	-
15 - E-MAIL jserafim@timbrasil.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2006	12.31.2006	3	07.01.2006	09.30.2006	2	04.01.2005	06.31.2005
09 - INDEPENDENT ACCOUNTANT Directa Auditores					10 - CVM CODE 3670
11. PARTNER RESPONSIBLE Ernesto Rubens Gelbcke					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 062.825.718-04

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in
accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION - ITR	September 30, 2006
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.05 - CAPITAL COMPOSITION

Number of Shares (Thousands)	Current quarter 06.30.2006	Prior quarter 03.31.2006	Same quarter in prior year 06.30.2005
Paid-up capital
1 - Common	793,544,277	791,117,235	299,610,631
2 - Preferred	1,536,170,583	1,531,472,229	579,965,856
3 - Total	2,329,714,860	2,322,589,464	879,576,487
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP Local Private
4 - ACTIVITY CODE 113 – Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 - TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS AND OR INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in
accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION - ITR	September 30, 2006
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - TOTAL CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSANDS)	8 -SHARE PRICE ON ISSUED DATE (IN REAIS)
01	03.16.2006	7,455,859	5,983,784	Merger of shares	1,443,012,977	0,0041467290
02	09.29.2006	7,462,260	6,401	Capital Reserve	0	0,0000000000
03	09.29.2006	7,512,710	50,450	Capital Reserve	7,125,395	0,0070803090

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

Free Translation into English of Quarterly Information (ITR) Originally Issued in Portuguese

Code	Heading	09/30/2006	06/30/2006
1	Total assets	8.385.057	8.367.506
1.01	Current assets	18.774	21.712
1.01.01	Cash and cash equivalents	18.569	20.727
1.01.02	Accounts receivable	-	-
1.01.03	Inventories	-	-
1.01.04	Other	205	985
1.01.04.01	Recoverable taxes and contributions	95	-
1.01.04.02	Deferred income and social contribution taxes	-	-
1.01.04.03	Dividends and interest on shareholders' equity	-	-
1.01.04.04	Other current assets	110	985
1.02	Noncurrent assets	9.055	9.099
1.02.01	Sundry receivables	8.030	8.110
1.02.01.01	Taxes and contributions recoverable	8.030	8.110
1.02.01.02	Deferred income and social contribution taxes	-	-
1.02.02	Related parties	-	-
1.02.02.01	Affiliates	-	-
1.02.02.02	Subsidiaries	-	-
1.02.02.03	Other related parties	-	-
1.02.03	Other	1.025	989
1.02.03.01	Judicial deposits	1.025	989
1.02.03.02	Other	-	-
1.03	Permanent assets	8.357.228	8.336.695
1.03.01	Investments	8.357.228	8.336.695
1.03.01.01	In affiliates	-	-
1.03.01.02	In subsidiaries	8.350.125	8.329.197
1.03.01.03	Other investments	7.103	7.498
1.03.02	Property, plant and equipment	-	-
1.03.03	Deferred charges	-	-

Page: 1

Free Translation into English of Quarterly Information (ITR) Originally Issued in Portuguese

Code	Heading	09/30/2006	06/30/2006
2	Total liabilities and shareholders' equity	8.385.057	8.367.506
2.01	Current liabilities	15.758	18.559
2.01.01	Loans and financing	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers	541	931
2.01.04	Taxes, charges and contributions	346	16
2.01.05	Dividends payable	13.868	16.757
2.01.06	Provisions	-	-
2.01.07	Related parties	-	-
2.01.08	Other	1.003	855
2.01.08.01	Labor liabilities	1.003	855
2.01.08.02	Other	-	-
2.02	Noncurrent liabilities	6.545	6.538
2.02.01	Loans and financing	-	-
2.02.02	Debentures	-	-
2.02.03	Provisions	6.545	6.538
2.02.03.01	Supplementary pension plan	3.584	3.584
2.02.03.02	Provision for contingencies	2.961	2.954
2.02.04	Related parties	-	-
2.02.05	Other	-	-
2.03	Deferred income	-	-
2.05	Shareholders' equity	8.362.754	8.342.409
2.05.01	Capital	7.512.710	7.455.859
2.05.02	Capital reserves	135.230	192.081
2.05.03	Revaluation reserves	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/affiliates	-	-
2.05.04	Income reserves	1.081.787	1.081.787
2.05.04.01	Legal reserve	98.741	98.741
2.05.04.02	Statutory reserve	-	-
2.05.04.03	Reserves for contingencies	-	-
2.05.04.04	Unearned income reserve	-	-
2.05.04.05	Retained earnings	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other income reserves	983.046	983.046
2.05.05	Retained earnings	(366.973)	(387.318)

Page: 2

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

		From 07/01/2006 to	From 01/01/2006 to	From 07/01/2005 to	From 01/01/2005 to
Code	Heading	09/30/2006	09/30/2006	09/30/2005	09/30/2005
3.01	Gross revenues	-	-	-	-
3.02	Deductions from gross revenues	-	-	-	-
3.03	Net revenues	-	-	-	-
3.04	Cost of goods sold and services rendered	-	-	-	-
3.05	Gross profit	-	-	-	-
3.06	Operating income (expenses)	20.345	(363.524)	112.385	278.206
3.06.01	Selling	-	-	-	-
3.06.02	General and administrative	(3.291)	(13.385)	(3.366)	(11.063)
3.06.03	Financial income (expenses)	655	997	167	217
3.06.03.01	Financial income	674	1.616	658	2.143
3.06.03.02	Financial expenses	(19)	(619)	(491)	(1.926)
3.06.04	Other operating income	3.244	3.732	1.998	2.365
3.06.05	Other operating expenses	(1.191)	(1.721)	(728)	(3.158)
3.06.06	Equity pickup	20.928	(353.147)	114.314	289.845
3.07	Operating income	20.345	(363.524)	112.385	278.206
3.08	Nonoperating result	-	-	(6.401)	-
3.08.01	Income	-	-	(6.401)	-
3.08.02	Expenses	-	-	-	-
3.09	Income before taxation and participations	20.345	(363.524)	105.984	278.206
3.10	Provision for income and social contribution taxes	-	-	-	-
3.11	Deferred income tax	-	(3.449)	2.698	3.552
3.12	Participations/statutory contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.15	Net income for the period	20.345	(366.973)	108.682	281.758

Page: 3

     Tim Participações S.A.
Notes to Quarterly Review Information
(In Thousand of Reais, except when otherwise stated)

1 Operations

TIM Participações S.A. headquartered at Avenida das Américas, 3434, block 1, 7th floor, Rio de Janeiro, RJ, is a publicly-held company directly controlled by TIM Brasil Serviços e Participações S.A., a Telecom Italia Group’s company, holding interests of 81.25% of its voting capital and 69.75% of its total capital (these percent participations reflect TIM Brasil´s subscription of the whole capital increase approved at the General Extraordinary Stockholders´ Meeting of September 29, 2006, through capitalization of the Special Goodwill Reserve corresponding to the tax benefit granted to the Company´s subsidiaries in 2005. The minority stockholders´ preferential rights in connection with this capital increase will end on November 3, 2006 – Note 22-a).

Among TIM Participações S.A.´s objectives is the control of companies exploring telecommunications services in its concession and/or authorization areas, especially cellular telephones.

Concluding the transactions included in Note 2-d, the Company has full control of TIM Celular S.A., which in turn controls TIM Nordeste S.A. (formerly Maxitel S.A.). TIM Celular S.A. and its subsidiary TIM Nordeste S.A. jointly operate cellular telephone services in all Brazilian states.

The services provided by the subsidiaries and the respective tariffs are regulated by ANATEL – Brazilian Telecommunications Agency – authority in charge of regulating all Brazilian telecommunications. The subsidiaries´ authorizations mature as follows:

TIM Celular	Expiry Date
Region 1
Amapá	March, 2016
Roraima	March, 2016
Pará	March, 2016
Amazonas	March, 2016
Rio de Janeiro	March, 2016
Espírito Santo	March, 2016
Region 2
Acre	March, 2016
Rondônia	March, 2016
Mato Grosso	March, 2016
Mato Grosso do Sul	March, 2016
Tocantins	March, 2016
Distrito Federal	March, 2016
Goiás	March, 2016
Rio Grande do Sul (except for Pelotas)	March, 2016
Region 3
São Paulo	March, 2016
Region 4
Paraná	September, 2007
Santa Catarina	September, 2008
Rio Grande do Sul (the city of Pelotas)	April, 2009

Page: 4

TIM Nordeste	Expiry Date
Region 1
Pernambuco	May, 2009
Ceará	November, 2008
Paraiba	December, 2008
Rio Grande do Norte	December, 2008
Alagoas	December, 2008
Piauí	March, 2009
Region 2
Minas Gerais	April, 2013
Region 3
Bahia and Sergipe	August, 2012

2 Corporate Restructuring

a. Incorporation of Shares of TIM Sul S.A and TIM Nordeste Telecomunicações S.A

On May 30, 2005, at the General Extraordinary Stockholders´ Meetings of TIM Sul S.A, TIM Nordeste Telecomunicações S.A and TIM Participações S.A, the incorporation of all shares of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. by TIM Participações S.A was approved, thus converting the companies into wholly-owned subsidiaries of TIM Participações S.A.

This operation was intended to concentrate the liquidity of the three companies´ shares into those of one company, TIM Participações S.A., and to lower the expenses associated with controls and maintenance of the plurality of stockholders in separate entities.

The right of withdrawal of the stockholders owning common shares of the capital stock of TIM Participações S.A., as well as the minority stockholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., ended on July 1, 2005. The amount disbursed by the Company for payment to dissenting stockholders was R$ 0.8, represented by 153,861 common shares and 154,407 preferred shares.

b. Incorporation of Shares of TIM Celular S.A

On March 16, 2006, at the General Extraordinary Stockholders´ Meetings of TIM Celular S.A. and TIM Participações S.A, the incorporation of all shares of TIM Celular S.A. by TIM Participações S.A was approved, thus converting TIM Celular S.A. into a wholly-owned subsidiary of TIM Participações S.A.

This operation aimed at optimizing the companies´ and their subsidiaries´ organizational structure, by unifying and rationalizing their business administration and consequently reducing the related costs and increasing value for the stockholders, while enabling better use of intercompany synergy through operational combination of cellular telephone service companies operating under the name “TIM” nationwide.

Page: 5

The right of withdrawal of the stockholders owning common shares of the capital stock of TIM Participações S.A., as well as the minority stockholders of TIM Celular S.A. ended on April 19, 2006. As no stockholder exercised their right of withdrawal, there was no disbursement by the companies.

c. Merger of the companies CRC - Centro de Relacionamento com Clientes Ltda. and Blah! Sociedade Anônima de Serviços e Comércio On March 30, 2006, the General Extraordinary Stockholders’ Meeting of TIM Celular S.A. approved the incorporation of the net assets of CRC - Centro de Relacionamento com Clientes Ltda. - and Blah! Sociedade Anônima de Serviços e Comércio, then wholly owned by TIM Celular S.A.

CRC - Centro de Relacionamento com Clientes Ltda. operated the call center service to clients, rendering these services to TIM Celular S.A on an exclusive basis. Blah! Sociedade Anônima de Serviços e Comércio rendered value-added services (VAS), basically for companies of the Grupo Telecom Italia.

d. Merger of TIM Nordeste Telecomunicações S.A. by Maxitel S.A. and of TIM Sul S.A. by TIM Celular S.A.

On May 4, 2006, the TIM Participações S.A.´s Administrative Council approved the signing of Protocols of Merger relating to the proposed merger of TIM Nordeste Telecomunicações S.A. by Maxitel S.A. and of TIM Sul S.A. by TIM Celular S.A.

On June 30, 2006, at the General Extraordinary Stockholders´ Meetings of TIM Celular S.A., Maxitel S.A., TIM Nordeste Telecomunicações S.A. and TIM Sul S.A approved the merger of TIM Nordeste Telecomunicações S.A. by Maxitel S.A. and of TIM Sul S.A. by TIM Celular S.A. On the same date, Maxitel S.A.´s name changed to TIM Nordeste S.A., and its headquarters moved from Belo Horizonte (MG) to Jaboatão dos Guararapes (PE).

This operation aimed at optimizing the companies organization structure, unifying and rationalizing their business and operations even more, lowering costs associated to the maintenance of distinct companies, enabling the intercompany synergy, including fiscal and financial efficiencies.

3 Presentation of the Quarterly Information

a. Presentation and Disclosure Criteria

The quarterly information (company and consolidated) was prepared in accordance with accounting practices adopted in Brazil, the rules applicable to concessionaires of public telecommunications services, and the CVM’s (Brazilian Securities Commission) accounting standards and procedures.

Page: 6

TIM Participações S.A. is a publicly-held company, who owns American Depositary Receipts traded on the New York Stock Exchange – USA. Therefore, the Company is subject to the rules of the Securities and Exchange Commission (SEC) and, aiming at meeting market needs, it is the Company’s principle to disclose information simultaneously to both markets in Brazilian Reais, in Portuguese and English.

b. Consolidated Quarterly Information

The consolidated quarterly information includes assets, liabilities and the result of operations of the Company and its subsidiaries, as follows:

	% Ownership

	09/2006		06/2006

	Direct	Indirect	Direct	Indirect

TIM Celular S.A.	100.00	-	100.00	-
TIM Nordeste S.A. (formerly Maxitel S.A.)	-	100.00		100.00

The following are the main consolidation procedures:

I. Elimination of intercompany consolidated assets and liabilities accounts;

II. Elimination of participation in capital, reserves and retained earnings of the subsidiaries;

III. Elimination of intercompany revenues and expenses;

IV. Separate disclosure of the minority interest participation in the consolidated quarterly information, when applicable.

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The reconciled income for the period can be thus shown:

	09/2006	09/2005

Parent Company	(366,973)	281,758
ADENE benefit and fiscal incentive directly recorded as stockholders’
equity of the subsidiary TIM Nordeste Telecomunicações S.A. (merged
by TIM Nordeste S.A.)	(13,401)	(27,952)

Consolidated	(380,374)	254,166

c. Comparability of Quarterly Information

Pro forma information

For ease and as a matter of comparison of this information with the prior period’s quarterly information, the pro forma consolidated balance sheet and statement of income for the period of nine months ending at September 30, 2005 are shown below, as though the merger process mentioned in Note 2-b had occurred on January 1, 2005:

Page: 8

09/2005
Pro-forma

Consolidated

Gross operating revenue
Telecommunications services	6.425.619
Sales of goods	1.546.543

7.972.162

Deductions from gross revenue

Net operating revenue	(1.981.728)

5.990.434
Cost of services rendered and goods sold	(3.366.390)

Gross income	2.624.044

Operating revenues (expenses):
Selling	(2.222.969)
General and administrative	(584.398)
Other operating revenues, net	(236.090)

(3.043.457)

Operating income before the net financial expenses	(419.413)

Financial revenues (expenses):
Financial revenues	554.276
Financial expenses	(850.536)

(296.260)

Operating loss	(715.673)
Non-operating income	(37.663)

Loss before income tax, social contribution and minority shareholding	(753.009)
Provision for income tax and social contribution	(98.673)

Loss before minority shareholding	(852.009)
Minority shareholding	(21.464)

Loss for the period	(873.473)

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4 Summary of Accounting Practices

a. Cash and cash equivalents

These comprise cash and bank balances and short-term, readily realizable investments in the money market, stated at cost, plus the related earnings up to the balance sheet date.

b. Accounts receivable

Accounts receivable from the telecommunications service costumers are calculated at the tariff rate ruling on the date of service rendering, including credits for services rendered but not billed until the balance sheet date, receivables from network use and receivables from sales of cell phone sets and accessories.

c. Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on receivables.

d. Inventories

These refer to cell phone sets and accessories, which are stated at the average acquisition cost. A provision was set up to adjust slow-moving and obsolete items balance to the related realizable value.

e. Prepaid expenses

These are stated at the amounts actually spent but not yet incurred.

In the quarter ended September 30, 2006, the subsidiaries decided to change the accounting treatment of costs related to subsidized sales to subscribers under the post-paid telephone system, whose agreements with the subsidiaries provide for penalties for early termination and minimum monthly charges over a 12-month period. In the subsidiaries´ opinion, the deferral of these costs, which is only permitted under certain conditions, better reflects the post-paid telephone segment´s performance, in that it allows checking costs against the related revenues. In the past, the subsidiaries recognized the cost of subsidized sales to all types of subscribers directly as income.

The conditions for cost deferral are as follows:

- Existence of a legally enforceable agreement;

- Costs that can be determined;

- The Management´s irrevocable intention to execute the agreement and;

- Clear evidence that the minimum net service revenues , as stipulated by contract, less the related direct costs of services rendered will exceed the deferred costs

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This change has been made considering the modification in the subsidiaries´ sales strategies, the focus of which has been on high value-added clients since 2006. After the integration of operating subsidiaries has been completed in 2006, the contracted penalties have been strictly imposed on subscribers who cancel their subscription or migrate to the prepaid system over the duration of the agreement. Additionally, systems were implemented in 2006, which allow proper appropriation of costs relating to subsidies granted to subscribers under the post-paid telephone . The efect of this change in accounting practice on the income for the nine-month period ended September 30, 2006 was a R$135,932 credit to the telephone-sets-sold account, as a counterentry to prepaid expenses.

In prior years, given the inconsistent imposition of contracted penalties as well as the lack of managerial information and segregation of accounting data to enable calculation of the related costs, the quantification and deferral of costs was impractical.

f. Investments

The investments in subsidiaries are evaluated by the equity method, based on the subsidiaries´ stockholders equity, which is determined on the same date, by the same accounting principles used by the parent company.

The other investments are shown at cost, reduced to the realizable value, where applicable.

g. Property, plant and equipment

The property, plant and equipment items are shown at the acquisition and/or construction cost, net of accumulated depreciation, calculated on the straight-line method, over the useful life of assets involved. Any repair and maintenance costs incurred representing improvement, higher capacity or longer useful life are capitalized, whereas the others are recorded as income for the year.

Interest and other financial charges on financing taken for funding construction work in progress (assets and facilities under construction) are capitalized up to the startup date.

The long-term assets, especially property, plant and equipment, are periodically reviewed to determine and measure the need to record any provision for losses regarding the value of recovery of such assets.

The estimated useful lives of all property, plant and equipment items are regularly reviewed considering technological advances.

h. Deferred charges

The deferred charges comprise pre-operating expenses and financial costs of the required working capital at the subsidiaries´ pre-operating stage, which are amortized in ten years from the date the subsidiaries become operative.

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i. Income tax and social contribution

Income tax is calculated based on the income adjusted for legally stipulated additions and exclusions. The social contribution is calculated at the legally stipulated rates applied to pretax income.

Based on the Constitutive Reports nos. 0144/2003 and 0232/2003 issued by ADENE – Northeast Development Agency on March 31, 2003, the subsidiary TIM Nordeste Telecommunicações S.A., which was merged by TIM Nordeste S.A. (formerly Maxitel S.A.) became eligible to fiscal incentive consisting of: (i) 75% reduction of income tax and non-reimbursable surtaxes for a ten-year period, from fiscal 2002 through 2011, calculated based on the exploration income arising from implementation of its installed capacity for rendering digital cellular telephone services; and (ii) reduction of 37.5%, 25% and 12.5% of income tax and non-reimbursable surtaxes for fiscal 2003, 2004-2008 and 2009-2013, respectively, calculated based on the exploration income arising from implementation of its installed capacity for rendering of analogical cellular telephone services.

Deferred taxes are recognized taking into account temporary differences, tax losses and negative social contribution basis, where applicable. The amount of the previously mentioned income-tax-reduction benefit is accounted for as a reduction of income tax payable, against the Capital Reserve – Fiscal Incentive, under the Stockholders´ Equity of TIM Nordeste Telecomunicações S.A. which was merged by TIM Nordeste S.A. (formerly Maxitel S.A.).

j. Loans and financing

Loans and financing include interest accrued to the balance sheet date. The company’s subsidiaries have hedge cotracts which effectively convert obligations denominated in foreign currencies into Reais aiming at protecting them against risks associated with unexpected devaluation of the Real in relation to foreign currencies. Additionally, the Company’s subsidiaries have hedge contracts to protect them against potential losses or increases in Company’s financial expenses due to changes in interest rates. Gains and losses from hedge operations are recognized in the income statement under the accrual method, based on the contracted rates .

k. Provision for contingencies

The provision for contingencies, recorded based on estimates which take into consideration the opinion of the Company’s management and its legal advisors, is updated based on the probable losses at the end of the litigations (see note 21).

Page: 12

l. Revenue recognition

Service revenues are recognized as services are provided. Billings are monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which services are provided. Revenues from prepaid telecommunication services are recognized on the accrual basis in the period of utilization. Revenues from the sale of cell phone sets and accessories are recognized as these products are delivered to, and accepted by end-consumers or distributors.

m. Financial income (expenses)

These are represented by interest and exchange and monetary variations on short-term investments in the money market, hedge contracts, loans and financing taken and granted.

n. Pension plan

The Company and its subsidiaries record the adjustments connected with the employees’ pension plan obligations according to the rules established by NPC 26 of IBRACON, approved by CVM Deliberation 371, which define the characteristics of the pension plan, and the related obligations and events (Note 32)

o. Minority shareholding

These are the interests of the minority stockholders in the subsidiaries TIM Sul S.A., which was merged by TIM Celular S.A., and TIM Nordeste Telecomunicações S.A., which was merged by TIM Nordeste S.A. (formerly Maxitel S.A.). In 2005 these subsidiaries were converted into wholly-owned subsidiaries of TIM Participações S.A.

p. Use of estimates

The preparation of quarterly information in conformity with accounting practices adopted in Brazil requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the year. The actual results may differ from those estimates.

Page: 13

q. Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate prevailing at the transaction date. Foreign currency-denominated assets and liabilities are translated into Reais using the balance sheet date exchange rate, which is reported by the Brazilian Central Bank. Exchange gains and losses are recognized in the statement of income as incurred.

r. Employee profit sharing

The Company and its subsidiaries record a provision for employee profit sharing, based on the targets disclosed to its employees and approved by the Administrative Council. These amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

s. Interest on own capital

Interest on own capital paid and/or payable is recorded as financial expenses, which, for financial reporting purposes, are reclassified and disclosed as appropriation of net income for the year in the statement of stockholders’ equity. Interest on own capital received and/or receivable from subsidiaries is recorded as financial income. For presentation purposes, the income statements impacts are eliminated, being presented as a decrease in investments.

t. Supplementary information

For additional information purposes, the following is presented: a) Statements of Cash Flow, prepared in accordance with the NPC number 20 issued by the Institute of Independent Auditors of Brazil – IBRACON, ; and b) Value-Added Statements prepared in accordance with the CFC – Federal Accounting Council - Resolution number 1010.

5 Cash and cash equivalents

	Parent Company

	09/2006	06/2006

Cash and banks	68	33
Short-term investments in the money market	18,501	20,694

	18,569	20,727

	Consolidated

	09/2006	06/2006

Cash and banks	357,059	284,116
Short-term investments in the money market	737,797	812,764

	1,094,856	1,096,880

Page: 14

The Parent Company’s readily realizable investments in the money market are backed by federal government securities (LFTs and LTNs). Besides these, the short-term investments of the subsidiaries comprise private bonds (Bank Deposit Certificates – CDB and Debentures) issued by the banks, which are approved by internal policy of the companies. The average return of TIM Participações's consolidated investments is 102.1% of Interbank Deposit Certificates – CDI.

These investments can be redeemed at any time, with no impact on recorded yield.

6 Accounts Receivable

	Consolidated

	09/2006	06/2006

Billed services	696.978	667,633
Unbilled services	395.470	370,430
Network use	591.583	400,049
Goods sold	769.572	730,186
Other receivables	29.462	6,245

	2.483.065	2,174,543
Allowance for doubtful accounts	(284.100)	(268,905)

	2.198.965	1.905,638

The criteria for setting up the allowance for doubtful accounts are periodically reviewed, in order to reflect the current risk surrounding receivables.

7 Inventories

	Consolidated

	09/2006	06/2006

Cell phone sets	177.898	215,546
Accessories and prepaid card kits	6.701	12,135
TIM "chips"	19.821	5,195

	204.420	232,876
Provision for adjustment to realizable value	(17.437)	(16,697)

	186.983	216,179

8 Recoverable Taxes and Contributions

	Parent Company

	09/2006	06/2006

Income tax	8.021	8,021
Social contribution	9	9
IRRF (withholding income tax) recoverable	95	80

	8.125	8,110
Short-term portion	(95)	-

Long-term portion	8.030	(8,110)

Page: 15

	Consolidated

	09/2006	06/2006

Income tax	46.843	54,994
Social contribution	7.057	7,419
ICMS (value-added sales tax)	404.715	403,091
PIS / COFINS (Social Integration Program and Contributions to
Social Security Funding)	113.317	109,519
IRRF recoverable	6.543	12,726
Other	2.383	2,248

	580.858	589,997

Short-term portion	(281.166)	(274.879)

Long-term portion	299.692	315.118

The amount recorded in long-term portion, in the parent company, refers to income tax recoverable, whereas the consolidated figure also includes ICMS on the subsidiaries’ permanent assets.

On March 13, 2006, a final sentence not subject to further appeal was given in connection with a suit filed by the indirectly controlled subsidiary TIM Nordeste S.A (formerly Maxitel S.A) against Law 9.718 of 11/27/1998, on alleged unconstitutionality for expanding the basis of calculation of taxes therein dealt with. Pursuant to this law, PIS and COFINS could not be levied on revenues other than sales revenues. After this sentence was given, the subsidiary’s Management recorded R$ 52,317 of PIS and COFINS credits (as revenue), monetarily restated, for the periods from February 1999 through December 2002 (PIS) and February 1999 through January 2004 (COFINS).

9 Income Tax and Social Contribution

The deferred income tax and social contribution can be summarized as follows:

	Parent Company

	09/2006	06/2006

Tax loss	3,014	3,014
Negative social contribution basis	1,085	1,085
Provision for contingencies	1,004	1,004
Provision for supplementary pension fund	1,218	1,218
Provision for the employees´ profit sharing	181	181

	6,502	6,502

Provision for devaluation of tax credits	(6,502)	(6,502)

	-	-

Page: 16

	Consolidated

	09/2006	06/2006

Goodwill paid upon privatization	272.035	309,131
Provision for maintaining the stockholders´ equity integrity	(179.543)	(204,027)

Merger-generated tax credit	92.492	105,104
Tax loss	3.014	3,014
Negative social contribution basis	1.085	1,085
Allowance for doubtful accounts	28.119	28,119
Provision for contingencies	16.537	16,537
Accelerated depreciation of TDMA equipment	18.353	18,353
Provision for supplementary pension plan	1.218	1,218
Provision for the employees´ profit sharing	2.281	2,281
Other provisions	4.527	4,527

	167.626	180,238

Provision for devaluation of tax credits	(75.134)	(75,134)

	92.492	105,104

Short-term portion	(50.450)	(50,450)

Long-term portion	42.042	54,654

Merger-generated tax credit

The deferred tax asset represented by the merger-generated tax credit refers to future tax benefit under the restructuring plan started in 2000. As a counterentry to said tax is a special reserve composed of goodwill on stockholders´ equity. The tax is realized ratably to estimated future income, over the duration of the authorization granted, which is due to end by 2008. The goodwill amortization is recorded as “Other operating expenses” (note 27).

In the nine-month period ended September 30, 2006 R$ 37,837 of tax benefits were realized in connection with the above mentioned goodwill (R$ 37,837 for the same period in 2005)). Also, under the terms of the restructuring plan, the actual tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling stockholder. The minority stockholders are ensured preemptive right on acquisition of an amount proportional to the new capital of the controlling stockholder. The special reserve for goodwill recorded by the Company’s subsidiary represents the parent company’s right to future capitalization (see Note 22-b).

Assets assigned on a loan-for-use basis

For accounting purposes, the average period for depreciation of subsidiaries’ cell phones assigned on a loan-for-use basis is two (02) years, whereas for fiscal purposes, this period is, generally, five (05) years.

Accordingly, in calculating social contribution on net income (CSLL), these companies were including the depreciation carrying value that exceeded the amounts allowed by the tax law.

Page: 17

As requested by the Management, the Instituto Nacional de Tecnologia prepared and issued a technical appraisal report confirming at two (02) years the useful life of cell phone sets assigned on a loan-for-use basis. Based on this technical appraisal report and fiscal legislation guidance, the period for recognizing depreciation of cell phone sets assigned on a loan-for-use basis was standardized, eliminating any differences between the fiscal and the accounting depreciation rates.

Supported by its tax consultants´ opinion, in its income tax return for the base year 2005, the Company fully deducted intertemporary differences presented up to the end of the year 2005. Accordingly, the deferred tax on depreciation of assets assigned on loan-for-use basis had been fully reversed by June 30, 2006.

Provision for devaluation of tax credits

The Company recognized tax credits arising from tax losses and negative social contributions, the offsetting of which is limited to 30% of annual taxable income, with no statutes of limitation.

The Company and its subsidiaries TIM Nordeste Telecomunicações S.A. (merged by TIM Nordeste S.A.) and TIM Sul S.A. (merged by TIM Celular S.A.) recognized tax credits on temporary differences.

The subsidiaries TIM Celular S.A and TIM Nordeste S.A (formerly Maxitel S.A) decided to recognize tax credits arising from temporary differences, tax losses and negative social contribution basis only when there are good prospects of future taxable income generation.

Accordingly, due to the mergers described in Note 2-d, there is need for reviewing and adjusting the technical feasibility study dealing with the future taxable income generation in a scenario composed by only two operating companies, in order to conclude on the suitability of recording deferred tax assets. As the Company has not completed this technical study, we have conservatively set up a provision for devaluation of credits on temporary differences, tax losses and negative social contribution basis reflected in the balance sheet in the amount of R$6.502 (parent company) and R$75.134 (consolidated).

As projected by the Management, the deferred, long-term income tax and social contribution deriving from the merger generated tax credit will be realized as follows:

Consolidated

Consolidated

2007	12,613
2008	29,429

42,042

Page: 18

Unrecorded tax losses

The accumulated tax losses and negative social contribution basis as of September 30, 2006 can be summarized as follows:

	09/2006

		Negative
		Social
		Contribution
	Tax Losses	Basis - CSLL

TIM Celular S.A	3.693.348	3.693.348
TIM Nordeste S.A (formerly Maxitel S.A)	2.067.553	2.067.553
TIM Participações	12.062	12.063

Composition of income tax and social contribution expenses

	Parent Company		Consolidated

					09/2005
	09/2006	09/2005	09/2006	09/2005	Pro-forma

Income tax for the period		-	(48.113)	(73.807)	(74.685)
Social contribution for the period		-	(17.648)	(26.663)	(26.986)

		-	(65.761)	(100.470)	(101.671)

Deferred income tax	(2.536)	2.612	(52.099)	2.205	2.205
Deferred social contribution	(913)	940	(18.776)	793	793

	(3.449)	3.552	(70.875)	2.998	2.998

	(3.449)	3.552	(136.636)	(97.472)	(98.673)

Below, the reconciliation of income tax and social contribution expenses calculated at legally stipulated tax rates combined with amounts reflected in the income:

	Parent Company

	09/2006	09/2005

Pretax income (loss)	(363.524)	278.206
Combined tax rate	34%	34%

Income tax and social contribution at the combined legally stipulated tax rate

(Additions)/Exclusions:
Equity pickup	(120.070)	98.547
Provision for devaluation of tax credits	(6.502)	-
Other	(475)	(405)

	(127.047)	98.142

Income tax and social contribution (charged)/credited to the income
for the period	(3.449)	3.552

Tax rate in effect	0,95%	-1,28%

Page: 19

	Consolidated

			09/2005
	09/2006	09/2005	Pro-forma

Pretax income (loss)	(243.738)	373.102	(753.336)
Combined tax rate	34%	34%	34%

Income tax and social contribution at the combined legally
stipulated tax rate	82.871	(126.855)	256.134

(Additions)/Exclusions:
Realization of the provision for maintaining the stockholders´ equity integrity	24.972	24.972	24.972
Exclusions of provisions	-	4.516	4.516

Unrecorded tax losses and temporary differences	(172.770)	-	(384.190)
Provision for devaluation of tax credits	(75.134)	-	-
Other	3.425	(105)	(105)

	(219.507)	29.383	(354.807)

Income tax and social contribution charged to the income for the period	(136.636)	(97.472)	(98.673)

Tax rate in effect	56,06%	26,12%	13,10%

10 Prepaid Expenses

	Consolidated

	09/2006	06/2006

Fistel Annual Rate (a)	69.302	138.605
Subvention on selling cell-phones(b)	135.932	-
Rentals	11.859	12.054
Advertising expenses	28.257	32.881
Financial charges	9.719	10.625
Other	6.947	11.796

	262.016	205.961

Short-term portion	(246.832)	(189.146)

Long-term portion	15.184	16.815

(a) The Fistel Rate paid in March this year, referring to fiscal 2006, will be amortized in accordance with the respective tax event. The advertising expenses basically refer to the television sponsoring of Formula 1, also for this year.

(b) As mentioned in Note “4.e”, retroactively to January 1, 2006, as from the quarter ended September 30, 2006 the Management has changed the accounting treatment of subsidized sale to subscribers under the post-paid telephone system, with deferral and amortization now being over the minimum 12-month period of contract duration. The contracted fines to clients who cancel their subscriptions or migrate to a prepaid system before the end of their agreements are invariably higher than the subsidy granted on each individual telephone set sale.

(c) The advertising expenses basically refer to the television sponsoring of Formula 1, also this year.

Page: 20

11 Related-Party Transactions

The related-party transactions, which are performed under regular market conditions, similarly to those with third parties, are thus composed:

Parent Company

	Expenses

	Total	Total
	09/2006	09/2005

TIM Nordeste Telecom. S.A (a)	-	246
TIM Sul S.A (a)	-	356

Total	-	602

(a) In January 2005 the loan agreements with subsidiaries were settled. These agreements were subject to charges in the equivalent to 104.22% of the monthly exchange variation of the Bank Deposit Certificates – CDI.

Consolidated

	Assets

	Total	Total
	09/2006	06/2006

Telecom Personal Argentina (2)	684	1.477
Telecom Sparkle (2)	3.754	2.756
Telecom Italia S.p.A. (3)	2.868	2.256
Brasil Telecom (1)	141.517	104.494
Other	1.968	1.487

Total	150.791	112.470

	Liabilities

	Total	Total
	09/2006	06/2006

Telecom Italia S.p.A. (3)	14.351	11.088
IT Telecom Italia (4)	278	5.594
Telecom Personal Argentina (2)	2.336	3.603
Telecom Sparkle (2)	8.515	5.769
Brasil Telecom (1)	61.798	39.340
Italtel (4)	19.629	21.322
Other	793	645

Total	107.700	87.361

Page: 21

	Revenue

			Total
	Total	Total	09/2005
	09/2006	09/2005	Pro-forma

TIM Celular S.A (1)	-	68.692	-
Maxitel S.A (1)	-	4	-
TIM Brasil Serv. E Participações (5)	98	-	545
Telecom Itália S.p.A. (3)	4.724	-	10.808
Telecom Personal Argentina (2)	1.992	-	-
Brasil Telecom (1)	428.351	-	-
Telecom Sparkle (2)	2.544	-	-
Other	1.356	-	-

Total	439.065	68.696	11.353

		Cost/Expense

			Total
	Total	Total	09/2005
	09/2006	09/2005	Pro-forma

TIM Celular S.A (1)	-	6.204	-
Maxitel S.A (1)	-	1.121	-
Blah! S.A	-	2.828	-
Telecom Italia S.p.A. (3)	15.675	11	14.000

TIM Brasil Serv. e Participações (5)	285	-	-
Italtel (4)	30.215	-	-
Brasil Telecom (1)	86.231	-	-
Telecom Sparkle (2)	13.691	-	9.249
Telecom Personal Argentina (2)	6.029	-	-
Other	841	-	-

Total	152.967	10.164	23.249

(1) These agreements refer to telecommunications service operation covering interconnection, roaming, media assignment and co-billing agreements, as well as long-distance-related relationship.

(2) These refer to roaming, value-added services – VAS and media assignment.

(3) Receivables and payables refer to international roaming and technical post-sales assistance.

(4) This refers to the development and maintenance of software pieces used in the telecommunications service billing.

(5) TIM Brasil Serviços e Participações S.A’s receivables and payables arose from loan agreements with its subsidiaries TIM Celular S.A. and TIM Nordeste S.A. (formerly Maxitel S.A.), bearing interest at the equivalent to 100% of the Bank Deposit Certificates– CDI´ variation.

Page: 22

12 Judicial Deposits

	Consolidated

	09/2006	06/2006

Civil and Labor	23.727	19,217
ICMS – 69/98 Agreement	2.234	2,317
ICMS 5% difference in determination in Santa Catarina	11.779	11,779
Other – tax-related	25.978	25,314

	63.718	58,627

13 Investments

	Parent Company

	09/2006	06/2006

Investments
Subsidiaries	8.350.125	8.329.197
Other	7.103	7.498

	8.357.228	8.336.695

(a) participation in subsidiaries:

	09/2006

	TIM Celular	TIM Nordeste
	S.A	Telecom. S.A (i)	Total

- Subsidiaries

Number of shares held	31,506,833,561
Total participation in capital	100%
Stockholders’ equity	8,350,125

Loss for the period	(416,006)

Equity pickup	(416,006)	62,859	(353,147)

Investment value	8,283,705		8,283,705
Special goodwill reserve (*)	66,420		66,420

Investment value	8,350,125		8,350,125

- Other
Goodwill – cost	16,918		16,918
Goodwill–accumulated amortization	(9,815)		(9,815)

	7,103		7,103

(i) The investment in TIM Nordeste Telecomunicações S.A, merged by Maxitel S.A (note 2-d), for the period from January 1 through May 31, 2006 was evaluated on the equity method.

Page: 23

	06/2006

	TIM Celular	TIM Nordeste
	S.A	Telecom. S.A	Total

- Subsidiaries

Number of shares held	31.506.833.558
Total participation in capital	100%
Stockholders’ equity	8.329.197

Loss for the period	(436.934)

Equity pickup	(436.934)	62,859	(374,075)

Investment value	8.237.506		8,237,506
Special goodwill reserve (*)	91.691		91,691

Investment value	8.329.197		8,329,197

- Other
Goodwill – cost	16.918		16,918
Goodwill–accumulated
amortization	(9.420)		(9,420)

	7.498		7,498

(*) The special goodwill reserve recorded at TIM Nordeste Telecomunicações S.A. (merged by Maxitel S.A.) and TIM Sul S.A. (merged by TIM Celular S.A.) represents the parent company’s rights in future capitalizations. These tax benefits are connected with goodwill paid upon privatization of Tele Nordeste Celular Participações S.A.,(merged by TIM Participações S.A. in August 2004) and Tele Celular Sul Participações S.A. (TIM Participações S.A’s former name). This goodwill was recorded against the special goodwill reserve, under “Stockholders’ equity”, being realized ratably to the estimated future income and the time of the concession, which is expected to end by 2008.

(b) changes in investments in subsidiaries:

	TIM Celular	TIM Nordeste
	S.A	Telecom. S.A	TIM Sul S.A	Total

Investment balance as of March 31, 2006	5.731.681	1.415.893	1.422.238	8.569.812

.Capital increase through incorporation of shares	1.424.347	(1.424.347)	-	-
Capital increase through business merger	1.357.999	-	(1.357.999)	-
Equity pickup	(184.830)	8.454	(64.239)	(240.615)

Investment balance as of June 30, 2006	8.329.197	-	-	8.329.197

Equity pickup	20.928	-	-	20.928

Investment balance as of September 30, 2006	8.350.125	-	-	8.350.125

Page: 24

14 Property, plant and equipment

		Consolidated

		09/2006			06/2006

	Annual average		Accumulated
	depreciation rate %	Cost	Depreciation	Net	Net

SMP exploration rights	20	3.223.069	(1.238.389)	1.984.680	2.046.740
Switching/transmission
equipment	14,29	6.416.106	(3.395.407)	3.020.699	3.064.974
Loan-for-use handsets	50	912.153	(574.224)	337.929	281.614
Infrastructure	33,33	1.460.607	(532.003)	928.604	918.849
Leasehold improvements	33,33	91.043	(47.605)	43.438	45.215
Software and hardware	20	940.890	(455.445)	485.445	498.477
Assets for general use	10	273.091	(74.642)	198.449	194.020
Intangible assets	20	2.955.302	(1.244.200)	1.711.102	1.681.785

Assets and installations in service		16.272.261	(7.561.915)	8.710.346	8.731.674

Plots of land		24.326	-	24.326	22.365

Construction work in progress		248.502	-	248.502	411.858

		16.545.089	(7.561.915)	8.983.174	9.165.897

The construction work in progress basically refers to the construction of new transmission units (Base Radio Broadcast Station - ERB) for network expansion.

In the nine-month period ended September 30, 2006, R$ 12,573 of financial charges on loans taken to finance the construction was capitalized as property, plant and equipment, (R$ 8,962 in June 2006).

New technology implementation

The subsidiaries’ operate their service network using TDMA and GSM technology. On September 30, 2006, with the introduction of the GSM technology no provision for devaluation of fixed assets due to obsolescence was deemed necessary, as both technologies are to remain in operation at the companies until 2008, at least. The assets related to TDMA technology have been subject to accelerated depreciation and must be fully depreciated by 2008.

SMP ( Personal Mobile Service) exploitation rights

	Consolidated

	TIM	TIM
	Celular S.A	Nordeste S.A	09/2006	06/2006

SMP exploitation rights - principal	1.943.320	854.729	2.798.049	2.798.049
Band vacancy	13.664	-	13.664	13.664
Capitalized charges	61.030	350.326	411.356	411.356

	2.018.014	1.205.055	3.223.069	3.223.069

			(1.238.38
Accumulated amortization	(590.163)	(648.226)	9)	(1.176.329)

	1.427.851	556.829	1.984.680	2.046.740

Page: 25

SMP authorizations and radiofrequency

The subsidiaries’ SMP (Personal Mobile Service) authorizations are presented by the terms signed in the years from 2001 through 2004 with ANATEL, for the exploration of this service. Previously, the subsidiaries TIM Sul S.A. (merged by TIM Celular S.A.) and TIM Nordeste S.A. (formerly Maxitel S.A., into which TIM Nordeste Telecomunicações S.A. was merged) had been granted by ANATEL a fifteen-year concession for the SMC (Mobile Communication Service), which was changed into authorization for the SMP in 2002. The remaining SMC concession period is the SMP authorization period.

From 2001 through 2004, the subsidiaries were authorized by ANATEL to use radio frequency blocs connected with the provision of SMP at 900 MHz and 1800 MHz.

Our authorizations for radio frequencies at 800 MHz, 900MHz and 1800MHz for provision of SMP services are due to expire early in September 2007, being renewable only one time for another 15-year period . However, ANATEL can reject our requests for renewal of these authorizations , if they find that we are not using the allocated spectrum in an appropriate, rational way; if the Company has repeatedly violated the applicable legislation or if the spectrum redistribution is deemed necessary.

15 Deferred Charges

	Consolidated

	09/2006	06/2006

Pre-operating expenses:
Third-party services	228,665	228,665
Personnel expenses	79,367	79,367
Rentals	48,914	48,914
Materials	3,439	3,439
Depreciation	10,202	10,202
Financial charges – net	46,774	46,774
Other expenses	5,990	5,990

	423,351	423,351
Accumulated amortization	(180,178)	(169594)

	243,173	253,757

Page: 26

16 Suppliers

	Parent Company

	09/2006	06/2006

Local currency
Suppliers of materials and services	541	931

	541	931

	Consolidated

	09/2006	06/2006

Local currency
Suppliers of materials and services	1.416.769	1.486.665
Interconnection (a)	231.150	93.045
Roaming (b)	13.602	10.285
Co-billing (c)	86.372	72.938

	1.747.893	1.662.933

Foreign currency
Suppliers of materials and services	13.234	17.857
Roaming (b)	39.423	32.752

	52.657	50.609

	1.800.550	1.713.542

(a) this refers to use of the network of other fixed and mobile cell telephone operators, where calls are initiated at TIM network and end in the network of other operators (detraf) .

(b) this refers to calls made when customers are outside their registration area, and are therefore considered visitors in the other network (roaming); and

(c) this refers to calls made by customers when they choose another long-distance call operator – CSP.

Page: 27

17 Loans and Financing

	Consolidated

	Guarantees	09/2006	06/2006

Local currency

Banco BBA Creditanstalt S.A. – debit balance restated based on the CDI rate plus interest at 3.3% p.a.	N.A	3,414	3,269

Banco do Nordeste - financing subject to pre-fixed interest of 14% p.a. and a 15% and 25% bonus on payment on maturity, the subject matter of a hedging operation for which the rate is 69.8% and 76.90% of the CDI monthly variation .	Bank surety by Banco Bradesco S.A	201,897	206,868

BNDES – National Bank for Economic and Social Development: this financing bears interest at 6% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank or of the "UMBNDES" of the Basket of Currencies plus the rate from resolution 635/87 (average BNDES external funding rate). The Basket of Currencies financing was the subject matter of a swap to CDI operation at the rate of 65.75%	Revenue portions arising from provision of cellular mobile service and TIM Participações S/A surety	4,978	9,574

BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 3.85% p.a plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank or of the "UMBNDES" of the Basket of Currencies. plus the rate from resolution 635/87 (average BNDES external funding rate). The Basket of Currencies financing was the subject matter of a swap to approximatelly 128% of the CDI monthly variation.	Direct portion: bank surety. Indirect portion: TIM Brasil surety, with part of the blocked service collection	149,337	178,234

BNDES (Banco Nacional de Desenvolvimento Econômico e Social): this financing bears interest at an average rate of 4.20% p.a., plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank.	TIM Brasil Serviços e Participações S.A. surety with part of the collection service blocked.	1,135,176	1,131,099

BNDES (Banco Nacional de Desenvolvimento Econômico e social): this financing bears interest at an average rate of 3% p.a., plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank.	Bank surety	50,979	50,783

Syndicated Loan (a) – the debit balance is restated based on the CDI rate variation plus a 0.90% p.a. margin until 12/31/06, and from then on a margin established in accordance with the ratio of the Net Consolidated Debt/Consolidated EBITDA.	TIM Brasil Serviços e Participações S.A. surety	607,442	632,139

Page: 28

	Consolidated

	Guarantees	09/2006	06/2006
Local Currency

Compror: Bank financing for payment of goods and services suppliers, linked to foreign currency variations. 68% of the agreements denominated in US dollars (average coupon of 4.65% p.a.) and 32% of the agreements denominated in Yen (average coupon of 0.83% p.a.) These agreements are under hedge protection which result in cost of some 107.5% of the CDI daily rate.	N.A.	666,149	673,548

Hedge contracts		63,939	33,216

		2,881,525	2,918,875

Short-term portion		(914,065)	(899,701)

Long-term portion		1,967,460	2,019,174

(a) The following Financial Institutions are part of this loan agreement: HSBC Bank Brasil S.A. – Banco Múltiplo, Banco ABN AMRO Real S.A., Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A., Banco Votorantim S.A., Unibanco – União de Bancos Brasileiros S.A.

The subsidiaries entered into hedging transactions as a safeguard against devaluation of the Brazilian currency (“Real”) in relation to foreign currencies and changes in the fair value of financing bearing prefixed interest rates with the same terms as the financing agreement.

The long-term portion of loans and financing as of September 30, 2006 matures as follows:

Consolidated

Consolidated

2007	89.700
2008	536.793
2009	534.119
2010	234.119
2011 onwards	572.616

1.967.460

Page: 29

18 Labor obligations

	Parent Company

	09/2006	06/2006

Salaries and fees	-	2
Payroll taxes	110	130
Labor provisions	855	656
Employees´ withholding	38	67

	1,003	855

	Consolidated

	09/2006	06/2006

Salaries and fees	1,955	1,926
Payroll taxes	27,543	23,072
Labor provisions	100,703	77,177
Employees’ withholding	4,707	4,333

	134,908	106,508

19 Taxes, Charges and Contributions

	Parent Company

	09/2006	06/2006

ICMS (Value-Added Sales Tax)	6	-
COFINS (Contributions to Social Security Funding)	247	-
PIS (Social Integration Program)	54	-
IRRF (Withholding Income Tax)	1	4
Other	38	12

	346	16

	Consolidated

	09/2006	06/2006

IRPJ and CSL (Income Tax and Social Contribution)	-	10,254
ICMS (Value-Added Sales Tax)	245.595	215,912
COFINS (Contributions to Social Security Funding)	31.340	25,673
PIS (Social Integration Program)	6.790	5,563
FISTEL (Telecommunications inspection fund)	12.527	12,240

FUST/FUNTTEL(Telecommunications Service Universalization Fund/ Telecommunication Technologic Development Fund)	6.114	5,559
IRRF (Withholding Income Tax)	2.423	2,563
ISS (Service Tax)	19.551	19,351
Other	5.451	8,229

	329.791	305,344

Page: 30

20 Authorizations payable

	Consolidated

	TIM	TIM
	Celular	Nordeste
	S.A	S.A	09/2006	06/2006

SMP exploitation rights
Authorizations acquired	82.154	82.406	164.560	164.560
Payments	(82.154)	(75.065)	(157.219)	(157.219)
Monetary restatement	18.382	18.697	37.079	36.728

	18.382	26.038	44.420	44.069

Short-term portion	(18.382)	(19.600)	(37.982)	(34.792)

Long-term portion	-	6.438	6.438	9.277

The monetary restatement of payables is based on the General Price Index – Internal Availability (IGP-DI) variation, plus interest of 1% per month.

21 Provision for Contingencies

The Company and its subsidiaries are party to certain lawsuits (labor, tax, regulatory and civil) arising in the normal course of their business, and have recorded provisions when management understands that the risk of loss is deemed probable, based on the opinion of their legal advisors.

The provision for contingencies is thus composed:

	Parent Company

	09/2006	06/2006

Civil	274	274
Labor	2,687	2,680

	2,961	2.954

	Consolidated

	09/2006	06/2006

Civil	45.067	41,047
Labor	35.968	36,897
Tax	52.732	52,584
Regulatory	4.410	6,394

	138.117	136,922

Page: 31

Civil contingencies

Several legal and administrative processes have been filed against the Company by consumers, suppliers, service providers and consumer protection agencies, dealing with various issues arising in the regular course of business. It is the Company’s policy to analyze each legal or administrative process to determine whether it involves probable, possible or remote risk of contingencies. In doing so, the Company always takes into account the opinion of lawyers engaged to conduct the processes. The evaluation is periodically reviewed, with the possibility of being modified over the processes due to new facts or events such as jurisprudential changes.

Consumer lawsuits

Approximately 22,000 individual lawsuits (20,000 in June 2006) have been filed against the subsidiaries, mostly by consumers claiming for settlement of matters arising from their relationship with the Company. Among these, the allegedly undue collection, contract cancellation, defects of equipment and non-compliance with delivery deadlines stand out. Provisions have been set up for those processes involving probable losses.

Collective actions

There are three collective actions against subsidiaries involving the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Celular S.A. claiming for the installation of a service unit for personal assistance in Rio Branco, AC.; (ii) a suit against TIM Nordeste S.A. in the state of Pernambuco questioning the Company’s policy for defective phone replacement, allegedly in disagreement with the manufacturer’s warranty terms; (iii) a suit against TIM Nordeste S.A. in the state of Ceará, claiming for the Company’s obligation to replace cell phone sets which have been the subject of fraud in that state. No provisions have been recorded for these contingencies, given the obligations involved therein and the impossibility of accurately quantifying the possibility of losses at the current stage of the processes.

Other Actions and Proceedings

The subsidiary TIM Nordeste S.A. has been sued by the Federal Audit Court at administrative level with the possibility of being submitted to a court of justice, for allegedly defaulting on payment of R$ 25,000 representing interest and monetary restatement on the second installment due on acquisition the Area 9 (Bahia and Sergipe) license. As the risk of an unfavorable outcome for the Company is deemed possible by both internal and external advisors, no provision has been set up.

Page: 32

The subsidiary currently TIM Nordeste S.A. is also defendant in an action filed by the legal services providers, the law firm Mattos & Callumby Lisboa Advogados, in Rio de Janeiro. They claim for success fees allegedly due under a service agreement for filing court injunctions against interest and monetary restatement on purchase prices of TIM Nordeste S.A.’s “Band B”. As the risk of an unfavorable outcome for the Company is deemed possible by both internal and external advisors, no provision has been set up.

Labor contingencies

These refer to claims filed by both former employees in connection with salaries, salary differences and equalization, overtime, variable compensation/commissions and former employees of service providers who, based on pertinent legislation, claim for the Company’s and/or its subsidiaries’ accountability for labor obligations defaulted on by their outsourced employers.

Labor claims

Of the 1,493 labor suits filed against the Company and its subsidiaries (1.372 in June 2006), over 60% involve claims against service providers, concentrated on certain companies from São Paulo, Rio de Janeiro and Recife.

Still on third parties´ claims, part of these relate to specific projects of service agreement review, often ended in rescission in 2006 and winding up of the companies and termination of employees involved. A further significant portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out. All processes involving the risk of loss have been provided for by the Company.

Occupational Accidents

With the enactment of the Constitutional Amendment no. 45/2004, the litigations involving occupational accidents that resulted in claims for damages, previously judged by the State Court began to be judged by the Labor Courts. Given the nature of the matters under discussion and considering that the amount of indemnifications (if any) is arbitrated by the Judiciary, involving a considerable level of subjectiveness, the related contingency has been estimated at some R$ 1,800, based on the total contingent loss.

DRT (Regional Labor Offices) and INSS (National Social Security Institute)

The subsidiary TIM Nordeste S.A. was assessed for R$ 778 by the Regional Labor Office from Minas Gerais, on charges of allegedly irregular engagement of third parties. The risk of loss was deemed probable by the Company’s advisors, and an adequate provision was recorded.

Page: 33

Tax contingencies

IR (Income Tax) and CSLL (Social Contribution)

In 2005, the subsidiary TIM Nordeste S.A. (formerly Maxitel S.A.) was assessed by the Internal Revenue Secretariat of the State of Minas Gerais for R$ 126,933, for the following reasons: (i) taxation of monetary variations on swap operations and exchange variation on unsettled loans; (ii) a separate fine for default on payment of social contribution on an estimated monthly basis for the year 2002 and part of 2001; (iii) default on payment of corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest abroad (IRRF – Withholding Income Tax) – a voluntary denunciation without payment of arrears charges. These assessments are now being discussed with the taxing authorities. Based on its internal and external advisors´ opinion, the Management estimates probable losses on these processes at R$ 32,750. As they refer to income tax and social contribution, had these payments been made on schedule, they would have been recorded as income tax and social contribution, and accordingly, the Company found it correct to record the related provision for contingency as expenses under “Non-operating expenses”.

In September 2003 the subsidiary TIM Nordeste Telecomunicações S.A. (merged by Maxitel S.A.) was assessed by the Internal Revenue Secretariat of the State of Ceará for R$ 12,721 referring to: (i) disallowance of R$ 8,402 expenses included in the IRPJ determination for the period from 1999 through 2001; (ii) R$ 3,208 of differences in CSLL payments for the years from 1998 through 2001; (iii) differences of R$ 334 and R$ 777, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. The Company filed an impugnation and a voluntary appeal against this assessment. Its internal and external lawyers classify as possible the risk of loss on this action, and accordingly, no provision has been set up.

ICMS (Value-added Sales Tax)

In 2003 and 2004 the subsidiary TIM Sul S.A. was assessed by the Internal Revenue Secretariat of the State of Santa Catarina totalizing the actual amount of R$ 85,114 mainly relating to dispute on the levying of ICMS on certain services provided ( with a reduction of R$ 10,552 in relation to June 2006, due to the Company´s partial gains). The Company is currently discussing these assessments with the tax authorities. According to its internal and external lawyers, the probable losses thereon, duly provided for, amount to R$ 14,430.

In 2006, the indirectly controlled subsidiary TIM Nordeste S.A. received from the State of Piauí´s taxing authorities tax assessment notices totaling R$7.308. The matter under dispute was the difference between intrastate and interstate ICMS rates applicable to acquisition of fixed assets and use and comsumption goods, and the determination of ICMS basis of calculation for acquisition of goods intended for sale. These assessments are being impugnated by the subsidiary at administrative level. No provision has been set up for these contingencies, the risk of loss on which is deemed possible by the Company´s internal and external lawyers.

Page: 34

The subsidiary TIM Celular S.A. was fined by the taxing authorities of the state of Rio de Janeiro for R$ 3,678, for delaying voluntary payment that included understated arrears interest. The subsidiary is currently discussing these assessments with the tax authorities. Based on its internal and external lawyers, the Management concluded that the action will probably be lost, having, therefore, set up a provision. Early in 2006, based on the opinion of its internal and external advisors, the subsidiary paid the amounts due, with reduction of interest and fine, under the tax amnesty scheme then implemented.

PIS (Social Integration Program) and COFINS (Contributions to Social Security Funding)

In 2004, the subsidiary TIM Nordeste S.A. (formerly Maxitel S.A.) was assessed in connection with PIS and COFINS due on exchange variation arising from revenue generated in 1999. Both assessment notices amounted to R$ 30,913. Because this is a controversial matter involving interpretation of applicable legislation, a provision was set up, in 2004, for the same amount. On March 13, 2006 the decision was issued on the action filed by the company against Law 9718 of November 27, 1998, with no right to further appeal. The company alleged that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating revenue. In view of the final decision, the Management requested extinction of the tax assessment against the subsidiary, concerning PIS and COFINS on exchange variation and reversed, in 2006, the provision set up in 2004 (Note 27).

CPMF

In 2004, the subsidiary TIM Nordeste S.A. (formerly Maxitel S.A.) filed a court injunction claiming for the right not to pay CPMF on symbolic purchase and sales operations performed during the corporate conversion of foreign loans into its own capital. A R$ 10,005 judicial deposit was made to cover the amount of CPMF allegedly due on those operations. As the risk of loss on this process is deemed remote by the Company’s internal and external advisors, no provision has been set up.

Regulatory Contingencies

Due to default on some SMP’s provisions and quality targets defined under the PGMQ-SMP – General SMP Quality Goals Plan – ANATEL started some Procedures for Determining Default on Obligations – PADO, involving the subsidiaries.

The subsidiaries have endeavored to avoid being assessed, with arguments, mostly of technical and legal nature, that may contribute to reduce significantly the initial fine charged or event definitively file the PADO, with no sanctions. The related provision recorded in the Company’s balance sheet was set up based on the amount of fines charged, the risk of loss involved being classified probable according the opinion given by the Company’s internal and external advisors.

Page: 35

FUST – Telecommunications Service Universalization Fund

On December 15, 2005, Anatel issued its Summary no. 07 aimed at collecting contributions to the FUST out of interconnection revenues earned by providers of telecommunications services, as from the date of enactment of Law 9998 of August 17, 2000. The Company still believes that based on applicable legislation (including the sole paragraph of article 6 of Law 9998/00), the above revenues are not subject to the FUST charges, and accordingly, the Management has taken the necessary measures to protect their interests. Given Anatel’s diverging views, the Company’s internal and external lawyers evaluated the favorable and the unfavorable arguments involved in its claims, and considering the status of the action, have concluded that the possibility of loss is remote. Therefore, in accordance with the applicable accounting practices, the Management has not set up a provision for this contingency. Currently ANATEL’s intended collection of FUST on interconnection revenues earned by the Company is suspended, because of the temporary order issued by the Federal Regional Court of the Federal District.

Possible contingencies not provided for

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the management and the Company’s lawyers. No provision has been set up for these contingencies.

	Consolidated

	09/2006	06/2006

Civil	65.995	54.192
Labor	35.234	31.055
Tax	197.487	192.869
Regulatory	23.368	23.368

	322.084	301.484

The above described are the main actions involving the risk of possible loss.

22 Stockholders’ Equity

a. Capital

As authorized by the Administrative Council, regardless of the statutory reform, the Company’s capital is represented by up to 2,500,000,000,000 (two trillion and five hundred billion ) shares.

Page: 36

At the General Extraordinary Stockholders´ Meeting of September 29, 2006, TIM Participações approved a capital increase of R$ 50,450, with issuance of 2,427,042,369 common shares and 4,698,352,944 preferred shares through capitalization of the Special Goodwill Reserve composed of tax benefit granted to the Company´s subsidiaries in 2005. TIM Brasil subscribed and paid in cash for the whole capital increase, using credits held against the Company due to tax benefit granted to the subsidiaries in connection with amortization of goodwill merged in 2000 (Note 22-b). Should any stockholder exercize their preferential rights , the amounts paid for acquisition of shares will be passed on to TIM Brasil. The minority stockholders´ preferential right will end on November 3, 2006.

Capital subscribed and paid-in as of September 30, 2006 comprises shares without par value, thus distributed:

	09/2006	06/2006

Number of common shares	793.544.276.988	791.117.234.619
Number of preferred shares	1.536.170.582.578	1.531.472.229.634

	2.329.714.859.566	2.322.589.464.253

b. Capital reserves

Special goodwill reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling stockholder, with new issuance of shares. The respective capital increase will be subject to preemptive rights of the minority stockholders, in proportion to their shareholdings, by type and class, at the time of new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling stockholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

Page: 37

Reserve for future capital increase

In March 2005, capital increases were approved at the subsidiaries TIM Nordeste Telecomunicações S.A. (merged by TIM Nordeste S.A., formerly Maxitel S.A.) and TIM Sul S.A.(merged by TIM Celular S.A.) as a result of capitalization of part of the special goodwill reserve, as above mentioned. The period for the minority stockholders to exercise their preferential rights expired in April 2005, when TIM Participações S.A. received R$6,401 from the stockholders who have exercised their preferential rights. When such amount was received, the exchange of shares mentioned in note 2.a, whereby the subsidiaries became wholly-owned companies of TIM Participações S.A., and the related capital increases of the parent company had already been established. Therefore, the amount received from minority stockholders (now stockholders of TIM Participações S.A.) was recorded as Reserve for Future Capital Increase, to be realized with no further issuance of shares, to the benefit of all stockholders.

On September 29, 2006, the General Extraordinary Stockholders´ Meeting approved capital increase in the amount of R$ 6,401 without issuance of shares, in benefit of all stockholders.

c. Income reserves

Legal reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be appropriated to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company may not set up a legal reserve when this reserve plus capital reserve exceeds 30% (thirty percent) of capital. This reserve will only be used for capital increase or compensation of accumulated losses.

Unearned income reserve

The unearned income reserve is originated from the portion of equity pickup to be financially realized, substantially represented by the capital reserve from income tax incentive set up by the subsidiary. In conformity with Law No. 10303/01, the reserve, amounting to R$ 18,838, was set up for the amount of compulsory dividends, which exceeded the realized portion of net income for the year 2003.

On March 7, 2006, at the General Stockholders’ Meeting, the Company’s management approved the distribution this amount as dividends.

Page: 38

Reserve for expansion

This reserve is composed of the remainder of net income for the year ended December 31, 2005, adjusted in accordance with art. 202 of Law 6.404/76 – R$ 299,074 –, as determined by the CVM Instruction No. 59/86, to be used for investments and network expansion. This reserve is formed based on paragraph 2, article 40 of the by-laws and article 194 of Law 6.404/76. Additionally, the investments to be made are supported by the capital budget approved at the General Extraordinary Stockholders’ Meeting held on March 7, 2006.

d. Dividends

Dividends are calculated in accordance with the Bylaws and Brazilian Corporate Law (“Lei das Sociedades por Ações”).

As stipulated in its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as obligatory dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting but take priority on (i) the payment of capital at no premium, and (ii) payment of a minimum noncumulative dividend of 6% p.a. on the total obtained from dividing the capital stock representing this type of shares by the total number of the same class of shares issued by the Company.

In order to comply with the New Corporate Law, the Company’s bylaws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

Page: 39

23 Net operating revenue

	Consolidated

			09/2005
	09/2006	09/2005	Pro-forma

Telecommunications service revenue
Subscription charges	431.114	203.505	395.806
Use charges	3.880.741	1.188.642	3.114.280
Network use	2.324.716	692.709	1.834.819
Long-distance charges	939.876	32.797	587.513
VAS – Additional services	635.349	153.005	407.960
Other	65.997	43.547	85.241

	8.277.793	2.314.205	6.425.619

Sales of products	1.505.810	515.843	1.546.543

Gross operating revenue	9.783.603	2.830.048	7.972.162

Deductions from gross revenue
Taxes	(2.120.574)	(589.463)	(1.701.812)
Discounts	(330.110)	(114.678)	(230.905)
Other	(134.844)	(11.375)	(49.011)

	(2.585.528)	(715.516)	(1.981.728)

	7.198.075	2.114.532	5.990.434

24 Cost of services rendered and goods sold

	Consolidated

			09/2005
	09/2006	09/2005	Pro-forma

Personnel	(82.532)	(20.459)	(90.603)
Third-party services	(218.773)	(54.374)	(202.434)
Interconnection charges	(1.379.058)	(261.716)	(948.176)
Depreciation and amortization	(976.684)	(280.121)	(806.292)
Telecommunications inspection fund	(7.622)	(2.992)	(12.093)
Other	(109.339)	(15.525)	(102.899)

Cost of services rendered	(2.774.008)	(635.187)	(2.162.497)

Cost of goods sold	(1.118.109)	(388.788)	(1.203.893)

Total cost of services rendered and goods sold	(3.892.117)	(1.023.975)	(3.366.390)

Page: 40

25 Selling expenses

	Consolidated

			09/2005
	09/2006	09/2005	Pro-forma

Personnel	(223.340)	(47.792)	(166.456)
Third-party services	(1.266.161)	(288.698)	(1.294.147)
Allowance for doubtful accounts	(328.696)	(90.226)	(235.372)
Telecommunications inspection fund	(310.796)	(91.080)	(268.655)
Depreciation and amortization	(234.370)	(36.270)	(172.102)
Other	(76.666)	(16.840)	(86.237)

	(2.440.029)	(570.906)	(2.222.969)

26 General and administrative expenses

	Parent Company

	09/2006	09/2005

Personnel	(4.003)	(4.039)
Third-party services	(9.043)	(6.708)
Other	(339)	(316)

	(13.385)	(11.063)

	Consolidated

			09/2005
	09/2006	09/2005	Pro-forma

Personnel	(139.907)	(23.792)	(114.968)
Third-party services	(274.005)	(75.752)	(243.835)
Depreciation and amortization	(249.517)	(31.329)	(178.409)
Others	(58.730)	(9.561)	(47.186)

	(722.159)	(140.434)	(584.398)

27 Other operating revenues (expenses) - Net

	Parent Company

	09/2006	09/2005

Revenues
Reversal of provision for contingencies	487	458
Dividends invalidated by prescription	2.757	1.907
Other receivables	488	-

	3.732	2.365

Expenses
Taxes, rates and contributions	(301)	(803)
Amortization of goodwill	(1.186)	(1.186)
Provision for contingencies	(233)	(868)
Other operating expenses	(1)	(301)

	(1.721)	(3.158)

Other operating revenues (expenses) – Net	2.011	(793)

Page: 41

	Consolidated

			06/2005
	06/2006	06/2005	Pro-forma

Revenues
Fines on telecommunications services	37.002	9.033	24.810
Reversal of provision for contingencies (a)	35.079	1.716	3.525
PIS/COFINS recovery (Note 8)	52.317	-	-
ICMS recovery	15.868	-	-
Dividends invalidated by prescription	4.522	3.165	3.165
Other operating revenues	5.787	269	10.971

	150.575	14.183	42.471

Expenses
Amortization of goodwill paid on privatization	(37.837)	(37.837)	(37.837)
Concession amortization	(186.178)	(6.971)	(186.003)
Amortization of deferred charges	(1.881)	-	(4.245)
Taxes, rates and contributions	(1.186)	(1.186)	(1.186)
Amortization of goodwill	(27.852)	(15.727)	(19.769)
Provision for contingencies	(15.756)	(4.964)	(14.713)
Losses on legal actions	(16.397)	(5.438)	(14.234)
Other operating expenses	-	-	(574)

	(287.087)	(72.123)	(278.561)

Other operating revenues (expenses ) - Net	(136.512)	(57.940)	(236.090)

(a) In 2006, this refers mainly to the reversal of provision for PIS and COFINS (Note 21).

28 Financial revenues

	Parent Company

	09/2006	09/2005

Interest on short-term investments	1.245	1.734
Monetary restatement	315	231
Other revenues	56	178

	1.616	2.143

	Consolidated

			09/2005
	09/2006	09/2005	Proforma

Interest on short-term investments	94.053	95.384	96.087
Monetary restatement	3.052	5.760	6.213
Interest on trade receivables	10.395	5.074	10.354
Exchange variation	231.001	8.155	429.885
Other revenues	13.272	3.218	11.737

	351.773	117.591	554.276

Page: 42

29 Financial Expenses

	Parent Company

	09/2006	09/2005

Interest on related-party loan agreement	-	(602)
PIS/COFINS on financial revenues	-	(350)
CPMF	(595)	(599)
Other expenses	(24)	(375)

	(619)	(1.926)

	Consolidated

			09/2005
	09/2006	09/2005	Proforma

Interest on loans and financing	(181.227)	(7.706)	(58.297)
Interest on suppliers – trade payables	(29.294)	(188)	(10.397)
Monetary restatement	(17.949)	(658)	(8.725)
Interest on taxes and rates	(7.937)	(3.132)	(7.621)
CPMF	(36.897)	(12.394)	(38.650)
Discounts granted	(5.197)	(2.839)	(10.469)
Charge payable in installment	(20.427)	(20.761)	(51.900)
Exchange variation	(274.237)	(10.241)	(610.352)
Other expenses	(30.811)	(6.014)	(54.125)

	(603.976)	(63.933)	(850.536)

30 Non-operating income (expense)

	Consolidated

			09/2005
	09/2006	09/2005	Proforma

Revenues
Property, plant and equipment disposals	7.975	2.067	4.365

	7.975	2.067	4.365

Expenses
Cost of property, plant and equipment disposed of	(6.768)	(3.900)	(8.807)
Provision for contingencies (a)	-	-	(32.750)
Other operating expenses		-	(471)

	(6.768)	(3.900)	(42.028)

Non-operating income (expense)	1.207	(1.833)	(37.663)

(a) A provision for contingencies arising from assessment notice received by TIM Nordeste S.A. (formerly Maxitel S.A.) in 2005 in connection with prior years´ income tax and social contribution (Note 21).

Page: 43

31 Financial instruments and risk management

Risk factors

The following are the main risks to which the Company and its subsidiaries are exposed:

(i) Exchange rate risks

The exchange rate risk relates to the possibility of the subsidiaries to compute losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

On September 30, 2006, the subsidiaries’ loans and financing indexed to the “UMBNDES” exchange variance of a basket of currencies are covered by hedge contracts. Income or loss resulting from these hedge contracts is charged to the income.

There are no significant financial assets indexed to foreign currencies.

(ii) Interest rate risks

The interest rate risks relate to:

- possibility of changes in the fair value of financing indexed to prefixed interest rates, in the event the latter do not reflect the actual market conditions. In order to reduce this type of risk the subsidiaries sign hedge contracts with financial institutions, the income or loss on these contracts is recorded to the income;

- possibility of an unfavorable change in interest rates, with a resulting increase in financial expenses incurred by the subsidiaries, due to the fact that the interest rate of part of their hedge debt and obligations is floating. On

September 30, 2006, the subsidiaries’ financial resources are mostly invested in CDI, which considerably reduces this risk.

(iii) Credit risk inherent in services rendered

This risk is related to the possibility of the subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers. In order to mitigate this risk, the Company and its subsidiaries perform credit analysis that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephone, in case customers default on payment of their bills.

Page: 44

(iv) Credit risk related to the sale of telephone sets and prepaid telephone cards

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted during the normal course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners.There is no single client who accounts for more than 10% of net receivables from sales of goods as of September 30, 2006 and 2005, or sales revenues during the nine-month periods ended 2006 and 2005.

(v) Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources in connection with work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the subsidiaries.

Market value of financial instruments

The estimated market value of financial instruments, especially cash and cash equivalents, accounts receivable and short-term financial instruments approximates their book value, given their short duration. Below, the financial instruments with market value different from their book value:

	09/2006		06/2006

		Market
	Book value	value	Book value	Market value

Loans and financing	2.817.586	2.840.073	2.885.659	2.885.946
Hedge contracts	63.939	69.373	33.216	48.332

	2.881.525	2.909.446	2.918.875	2.934.278

The market value of loans and financing and hedge contracts was determined based on future discounted cash flow and at interest rates applicable to similar instruments which involve the same risks and conditions or are based on their market quotations.

The market values were estimated at a specific time, using available information and the Company’s own evaluation methods. Any change in the underlying assumptions may significantly affect the estimates.

Page: 45

32 Pension Plan and other post-employment benefits

TIM Participações S.A. and its subsidiaries TIM Nordeste Telecomunicações S.A (merged by Maxitel S.A.) and TIM Sul S.A (merged by TIM Celular S.A.), have sponsored a private defined benefits pension plan for a group of TELEBRÁS system’s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Considering that, in 1999 and 2000, the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans per sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries in 2002, like other companies resulting from the former TELEBRÁS system, started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies and allowing the possibility of migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplemental Pension Plans, through official ruling No. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of the TIMPREV Benefits Plan, defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof:

Under the new plan, the contribution on the part of the sponsoring company shall be of 100% of the basic participants’ contribution, and the managing entity of TIMPREV shall ensure, on the approved statutory terms and conditions, the benefits listed below, not being held liable for granting any other, even if the government-sponsored social security agency starts granting them to beneficiaries:

• Normal retirement pension
• Early retirement pension
• Disability pension
• Deferred proportional benefit
• Death pension

Page: 46

However, as not all of the Company’s and its subsidiaries´ employees have migrated to TIMPREV plan, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain: PBS: benefits plan of SISTEL for defined benefits, which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system; “PBS Assistidos”: private pension plan for employees receiving benefits (inactive), for multi-sponsored benefits;

“Convênio de Administração”: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC: health care plan granted to pensioners of the predecessors of the subsidiary companies;

PBT: plan for defined benefits for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, as approved by CVM Deliberation No. 371, the actuarial position of these plans represents a surplus not recorded by the Company in view of the impossibility to recover such amounts and also considering that the amount of contributions will not be reduced for the future sponsor.

On January 31, 2006, TIM Participações S.A.´s Administrative Council approved the proposed migration of pension plans sponsored by TIM Sul S.A. (merged by TIM Celular S.A. ) and TIM Nordeste Telecomunicações S.A. (merged by Maxitel S.A.) at Fundação Sistel de Seguridade Social to a multisponsored plan linked to the HSBC Fundo de Pensão.

The Company. is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S.A – TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

In the nine-month period ended September 30, 2006, the contributions to pension plans and other post-employment benefits totaled R$190 (R$207 in the same period of 2005).

On August 7, 2006, the Administrative Council of TIM Participações S.A.approved the Supplementary Social Security Plan of the Company and its subsidiaries (TIM Celular S.A. and TIM Nordeste S.A.) contracted with Itaú Vida e Previdência S.A., to which are eligible all the Company´s and its subsidiaries´ employees who do not yet enjoy the benefits in question.

Page: 47

33 Insurance (unaudited)

It is the Company´s and its subsidiaries´ policy to monitor risks inherent in their operations, which is why as of September 30, 2006, they have insurance coverage against operating risks, third party liability, health, among others. The Management of the Company and its subsidiaries find the insurance coverage sufficient to cover any losses. The table below shows the main assets, liabilities or interests insured and the respective amounts:

Types	Amounts insured

Operating Risks	7,495,463
General Third Party Liability – RCG	4,600
100% of Fipe Table (market value),
Cars (Executive and Operational Fleets)	R$ 1.000 for Civil Responsibility

34 Commitments

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries compromised to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by such authorization. Should said terms fail to be met, the subsidiaries are subject to penalties.

ANATEL has brought administrative proceedings against the subsidiaries for (i) noncompliance with certain quality service indicators in 2003, 2004 and 2005 as established by the licenses for Personal Mobile Service (SMP); and (ii) noncompliance with other obligations assumed under the Terms of Authorization.

The subsidiaries have claimed to ANATEL that (i) noncompliance with quality indicators were mainly due to the migration from the Cellular Mobile Service (SMC) to the Personal Mobile Service (SMP), the change in the long-distance system, and the implementation of the GSM network; and (ii) in certain cases the obligations assumed under the Terms of Authorization were not met, whereas in others, this was due to several factors, many of which involuntary and unrelated to the companies´ activities and actions. The subsidiaries are unable to foresee the outcome of ANATEL processes at the moment. The provision for regulatory contingencies reflected in the balance sheet corresponds to losses expected by the Management (R$ 4,410 – Note 21)

Page: 48

Supplementary information

a. Cash Flow Statements

	Parent Company		Consolidated

				09/2005
	09/2006	09/2005	09/2006	proforma

Operating Activities
Net Income (Loss) for the period	(366.973)	281.758	(380.374)	(873.473)
Adjustments for reconciliation of income to cash and cash equivalents:
Depreciation and amortization	1.186	1.186	1.687.653	1.386.074
Equity pickup	353.147	(289.845)	-	-
Residual value of permanent assets written off	-	-	6.972	7.414
Interest on own capital received	146.776	126.037	-	-
Deferred income tax and social contribution	3.449	(3.552)	70.874	(2.998)
Minority stockholding	-	-	-	21.464
Interest, monetary and exchange variation on loans	-	-	253.746	78.449
Interest, monetary and exchange variation on related-party loans	-	-	-	192.994
Allowance for doubtful accounts	-	-	328.696	235.372

Decrease (increase) in operating assets
Trade receivables	-	-	(456.029)	(476.852)
Taxes and contributions recoverable	16.915	4.458	(21.664)	(60.117)
Inventories	-	-	28.258	25.324
Related-party transactions	-	106	(141.955)	(4.691)
Other current assets	184	105	(208.886)	(16.061)
Other long-term assets	(565)	(57)	(11.807)	(13.336)
Increase (decrease) in operating liabilities
Labor obligations	(376)	1.006	40.480	35.493
Suppliers – Trade payables	(2.823)	(35)	(1.623.916)	(755.483)
Taxes, rates and contributions	(20.563)	(15.824)	(18.770)	42.492
Provision for contingencies	(254)	409	(19.323)	35.872
Related-party transactions	-	(34.846)	38.668	73.299
Other short-term liabilities	(2.952)	(1.295)	482	(8.180)

Net cash and cash equivalents generated by operating activities	127.151	69.611	(426.895)	(76.944)

Investment activities:
Additions to property, plant and equipment	-	-	(882.136)	(1.466.251)

	-	-	(882.136)	(1.466.251)

Financial activities
New loans	-	-	1.078.445	1.085.319
Related-party loans	-	-	-	1.080.696
Loan amortization	-	-	(332.409)	(210.715)
Amortization of related-party loans	-	-	-	(1.867.531)
Capital increase	-	2.006	-	1.562.503
Capital reserve increase	-	6.401	-	6.401
Dividends and interest on own capital paid	(114.554)	(68.494)	(114.749)	(92.804)

	(114.554)	(60.087)	631.287	1.563.869

Increase (decrease) in cash and cash equivalents	12,597	9,524	(677,744)	20,674

Supplementary cash flow information:
Income tax and social contribution paid	-	-	25.966	51.184
Interest paid	-	-	206.439	40.406
Capitalized interest	-	-	12.573	743
Project of incorporation of shares of TIM Nordeste
Telecomunicações S.A. and TIM Sul S.A	-	415.069	-	415.069

Page: 49

b. Value-Added Statements

	Parent Company		Consolidated

				09/2005
	09/2006	09/2005	09/2006	proforma

Revenues
Gross operating revenue	-	-	9.783.603	7.972.161
Allowance for doubtful accounts and losses	-	-	(328.696)	(235.372)
Discounts granted	-	-	(464.954)	(279.916)
Non-operating revenues (expenses) – Net	-	-	1.207	(37.663)

	-	-	8.991.160	7.419.210

Input bought from third parties
Costs of services rendered and goods sold	-	-	(2.722.480)	(2.361.235)
Materials, energy, third-party services and other	(5.614)	(5.657)	(1.503.547)	(1.609.598)

	(5.614)	(5.657)	(4.226.027)	(3.970.833)

Retained items
Depreciation and amortization	(1.186)	(1.186)	(1.687.653)	(1.386.074)

Net added value produced	(6.800)	(6.843)	3.077.480	2.062.303

Added value received through transfer
Gain on investments	(353.147)	289.845	-	-
Financial revenues	1.616	2.143	351.773	554.276

	(351.531)	291.988	351.773

Total undistributed value-added	(358.331)	285.145	3.429.253	2.616.579

Value-added distribution
Personnel and related charges	3.438	3.516	381.619	320.579
Taxes, rates and contributions	5.060	(1.151)	2.719.312	2.213.496
Interest and rentals	144	1.022	708.696	934.513
Minority stockholding	-	-	-	21.464
Retained earnings (accumulated losses)	(366.973)	281.758	(380.374)	(873.473)

	(358.331)	285.145	3.429.253	2.616.579

Page: 50

Free Translation into English of Quarterly Information (ITR)
 Originally Issued in Portuguese

Code	Heading	09/30/2006	06/30/2006
1	Total assets	13.890.189	13.745.126
1.01	Current assets	4.078.125	3.753.319
1.01.01	Cash and cash equivalents	1.094.856	1.096.880
1.01.02	Accounts receivable	2.198.965	1.905.638
1.01.02.01	Accounts receivable	2.198.965	1.905.638
1.01.03	Inventories	186.983	216.179
1.01.04	Other	597.321	534.622
1.01.04.01	Recoverable taxes and contributions	281.166	274.879
1.01.04.02	Deferred income and social contribution taxes	50.450	50.450
1.01.04.03	Prepaid expenses	246.832	189.146
1.01.04.04	Other	18.873	20.147
1.02	Noncurrent assets	578.594	564.635
1.02.01	Sundry receivables	341.734	369.772
1.02.01.01	Taxes and contributions recoverable	299.692	315.118
1.02.01.02	Deferred income and social contribution taxes	42.042	54.654
1.02.02	Related parties	150.791	112.470
1.02.02.01	Affiliates	-	-
1.02.02.02	Subsidiaries	-	-
1.02.02.03	Other related parties	150.791	112.470
1.02.03	Other	86.069	82.393
1.02.03.01	Judicial deposits	63.718	58.627
1.02.03.02	Prepaid expenses	15.184	16.815
1.02.03.03	Other assets	7.167	6.951
1.03	Permanent assets	9.233.470	9.427.172
1.03.01	Investments	7.123	7.518
1.03.01.01	In affiliates	-	-
1.03.01.02	In subsidiaries	-	-
1.03.01.03	Other investments	7.123	7.518
1.03.02	Property, plant and equipment	8.983.174	9.165.897
1.03.03	Deferred charges	243.173	253.757

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Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

Code	Heading	09/30/2006	06/30/2006
2	Total liabilities and shareholders' equity	13.890.189	13.745.126
2.01	Current liabilities	3.411.776	3.233.760
2.01.01	Loans and financing	914.065	899.701
2.01.02	Debentures	-	-
2.01.03	Suppliers	1.800.550	1.713.542
2.01.04	Taxes, charges and contributions	329.791	305.344
2.01.05	Dividends payable	22.332	27.027
2.01.06	Provisions	-	-
2.01.07	Related parties	107.700	87.361
2.01.08	Other	237.338	200.785
2.01.08.01	Labor liabilities	134.908	106.508
2.01.08.02	Authorizations payable	37.982	34.792
2.01.08.03	Other liabilities	64.448	59.485
2.02	Noncurrent liabilities	2.115.659	2.168.957
2.02.01	Loans and financing	1.967.460	2.019.174
2.02.02	Debentures	-	-
2.02.03	Provisions	141.761	140.506
2.02.03.01	Supplementary pension plan	3.584	3.584
2.02.03.02	Provision for contingency	138.177	136.922
2.02.04	Related parties	-	-
2.02.05	Other	6.438	9.277
2.02.05.01	Taxes, charges and contributions	-	-
2.02.05.02	Authorizations payable	6.438	9.277
2.03	Deferred income	-	-
2.04	Minority interests	-	-
2.05	Shareholders' equity	8.362.754	8.342.409
2.05.01	Capital	7.512.710	7.455.859
2.05.02	Capital reserves	135.230	192.081
2.05.03	Revaluation reserves	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/affiliates	-	-
2.05.04	Income reserves	1.081.787	1.081.787
2.05.04.01	Legal reserve	98.741	98.741
2.05.04.02	Statutory reserve	-	-
2.05.04.03	Reserve for contingencies	-	-
2.05.04.04	Unearned income reserve	-	-
2.05.04.05	Retained earnings	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other income reserves	983.046	983.046
2.05.05	Retained earnings	(366.973)	(387.318)

Page: 52

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

		From 07/01/2006 to	From 01/01/2006 to	From 07/01/2005 to	From 01/01/2005 to
Code	Heading	09/30/2006	09/30/2006	09/30/2005	09/30/2005
3.01	Gross revenues	3.692.860	9.783.603	986.450	2.830.048
3.02	Deductions from gross revenues	(946.990)	(2.585.528)	(250.337)	(715.516)
3.03	Net revenues	2.745.870	7.198.075	736.113	2.114.532
3.04	Cost of goods sold and services rendered	(1.507.215)	(3.892.117)	(349.657)	(1.023.975)
3.05	Gross profit	1.238.655	3.305.958	386.456	1.090.557
3.06	Operating income (expenses)	(1.219.645)	(3.550.903)	(244.866)	(715.622)
3.06.01	Selling	(850.020)	(2.440.029)	(197.020)	(570.906)
3.06.02	General and administrative	(233.608)	(722.159)	(44.984)	(140.434)
3.06.03	Financial income (expenses)	(79.891)	(252.203)	19.257	53.658
3.06.03.01	Financial income	71.048	351.773	44.669	117.591
3.06.03.02	Financial expenses	(150.939)	(603.976)	(25.412)	(63.933)
3.06.04	Other operating income	32.664	150.575	7.144	14.183
3.06.05	Other operating expenses	(88.790)	(287.087)	(29.263)	(72.123)
3.06.06	Equity pickup	-	-	-	-
3.07	Operating income	19.010	(244.945)	141.590	374.935
3.08	Nonoperating income	884	1.207	(7.593)	(1.833)
3.08.01	Income	3.872	7.975	(5.456)	2.067
3.08.02	Expenses	(2.988)	(6.768)	(2.137)	(3.900)
3.09	Income before taxation and participations	19.894	(243.738)	133.997	373.102
3.10	Provision for income and social contribution taxes	451	(65.761)	(40.595)	(100.470)
3.11	Deferred income tax	-	(70.875)	3.393	2.998
3.12	Participations/statutory contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.14	Minority interests	-	-	-	(21.464)
3.15	Net income for the period	20.345	(380.374)	96.795	254.166

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(“Free translation from the original in Portuguese”)

INDEPENDENT AUDITORS’ SPECIAL REVIEW REPORT

The Board of Directors and Shareholders
TIM PARTICIPAÇÕES S.A.

1. We have conducted a special review of the Quarterly Information (ITR) of TIM PARTICIPAÇÕES S.A., for the quarter ended in September 30, 2006, consisting of the balance sheet, both individual and consolidated, the statement of income, both individual and consolidated, and the performance and relevant information report, prepared in accordance with the accounting practices applicable in Brazil, under the responsibility of its management. Our responsibility is to issue a report on this set of information. The financial statements for the quarter ended in September 30, 2006 of the subsidiary Tim Celular S.A., the investment in which is evaluated by the equity method, and that were also basis for consolidation, were reviewed by other independent auditors. Our report thereon, regarding the book value of these investments and their effect on the income for the quarter and the consolidated figures are concerned, is supported solely by these other auditors’ review.

2. Our examination, which was conducted in accordance with specific standards jointly set by IBRACON – Brazilian Institute of Independent Auditors and CFC - Federal Accounting Council, - consisted mainly of: (a) inquiries and discussion with the heads of the accounting, financial and operational departments, on the main criteria followed in preparing the Quarterly Information; and (b) review of information and subsequent events that have or could have important effects on the Company’s financial position and operations.

3. Based on our special review and on other independent auditors’ review of the subsidiary Tim Celular S.A., we are not aware of any relevant modification that should be made to the above mentioned Quarterly Information to comply with the accounting practices applicable in Brazil, consistent with the standards of CVM – Brazilian Securities Commission, specifically those applicable to the preparation of the Quarterly Information.

4. As mentioned in Note “4.e”, in 2006 the Company and its subsidiaries changed the accounting practice for recognition of subsidized sales of cell phones to subscribers under the post-paid system.

5. Both the individual and consolidated balance sheets as of June 30, 2006, presented for comparative purposes, were reviewed by us, whose special review report thereon dated July 14, 2006, was unqualified. The income statements, both individual and consolidated, for the quarter ended in September 30, 2005, also presented for comparative purposes, were reviewed by other independent auditors, who issue an unqualified special review report, dated October 14, 2005.

Rio de Janeiro, October 11, 2006

Original report in Portuguese was signed by

Ernesto Rubens Gelbcke
CRC SP-013002/O-3F-RJ	Accountant CTCRC SP-071189/O-6S-RJ

Page: 54

TIM PARTICIPAÇÕES S.A. Third Quarter of 2006

Financial and Operating Highlights

•TIM was again awarded “Top of Mind 2006” in the mobile phone category, proving the power of its brand.

•Maintaining its leadership in innovation, the Company launched “TIM Casa”, a pioneer home zone service which transforms mobile handsets into house phones.

•TIM Participações recorded gross additions of 3.5 million in the 3Q06, the highest quarterly figure in the Company’s history.

•Leader in net additions: The Company added 1.7 million new clients in the 3Q06, or 42.5% of net market additions, reaching a market share of 25.1% (versus 22.9% in the 3Q05 and 24.3% in the 2Q06).

•The client base totaled 24.1 million users at the close of the quarter, equaling the end-of-2006 estimate and 31.3% up year-on-year.

•Leadership on net additions on postpaid segment: TIM expanded its postpaid client base by adding 352 thousand new subscribers, representing 56.6% of net market additions on postpaid segment in the third quarter of 2006.

•ARPU (average revenues per user) totaled R$34.4 in the 3Q06; excluding the impact of the Bill & Keep elimination, ARPU would be R$30.0 in the 3Q06, in line with the 2Q06 figure (R$30.2) .

•Continued growth of net service revenues: R$ 2.4 billion in the 3Q06, 38.4% up on the 3Q05; excluding the impact of Bill & Keep elimination, revenue growth would reach 20.7%, accelerating from the trend of 2Q06.

•Subscriber acquisition cost (SAC) reduction: reduction of 13.1% and 5.2% over the 2Q06 and 3Q05, respectively, driven by tight control over subsidies.

•Profitable growth: EBITDA of R$ 676.7 million and EBITDA margin of 24.6% . Excluding the effects of handset subsidies deferral and the impact of Bill & Keep elimination, EBITDA margin would stand at 22.6%, up 5.9 pp year-on-year.

•Positive operating cash flow of R$ 147.3 million in the 3Q06.

•Net income of R$ 20.3 million, versus a net loss of R$ 308.4 million in the 3Q05. Deducting handset subsidies deferral, the net loss for the quarter would come to R$115.6 million.

Key regulatory and accounting changes in the 3Q06

Elimination of the Bill & Keep system

With the introduction of the SMP (Personal Mobile Service) as of 2000, Anatel created the partial Bill & Keep concept, signifying that in calls between mobile operators in the same registration area (local), one operator is only obliged to pay to the other the VUM (interconnection rate) if traffic exceeds 55% of the total exchanged traffic.

On July 14, 2006, Anatel (through the Resolution 438) completely eliminated the B&K system, meaning that mobile company now have to pay termination charges on each local call to other mobile company.

Anticipated Expenses (Handset Subsidies Deferment)

Starting on the third quarter of 2006, and retroactive to the beginning of 2006, the Company’s Management decided to change the accounting treatment related to the subsidies granted on postpaid handset sales, which started to be deferred and amortized in accordance with the minimum period stipulated in the contract signed by clients (12 months) so as to better reflect the post-paid segment performance (in the past, the subsidiaries recognized these costs of subsidized sales directly in the results). The nominal contractually stipulated fine for the clients that decide to cancel their subscription or to change to a prepaid handset before the determined period is higher than the average granted subsidy in each handset sold.

For further information, please refer to the explanatory notes (4.e. "Anticipated Expenses") of 3Q06 TIM´s Financial Statements and in the material fact, which are available at our Investor Relations website: www.timpartri.com.br

Message from Management

Even in such a highly competitive market as Brazil’s, TIM Participações recorded yet another quarter of profitable growth.

Our client base grew by 31.1% , from 18.3 million in the third quarter of 2005, to 24.1 million at the end of September 2006, anticipating the end-of-year target. Net service revenues moved up 38.4% in the same period, resulting in annual growth of more than 20%, excluding the impact of the elimination of the Bill & Keep system in the quarter. In addition, increasing gains in scale led to impressive EBITDA growth of 57% (after deducting the non-recurring results and the impacts of the Bill & Keep elimination). Net income stood at R$20.3 million, versus the net loss of R$ 308.4 million recorded in the same three months last year, thanks to the substantial improvement in operating results.

It is worth pointing out that, right from the beginning; TIM Participações has always invested heavily in network quality and expansion, systems development, technological upgrading, and brand strengthening, in order to conquer client satisfaction. As a result, our service platform, billing systems and call centers are totally integrated and we are the only mobile telephony company with a nationwide presence. This gives us greater flexibility when it comes to developing and launching new services and has allowed us to adopt a more aggressive strategy in the high value segments. We possess a vast portfolio of corporate solutions and we currently head the business segment.

In 2006, TIM was awarded “Top of Mind”, in view of being the first mobile phone company remembered by the interviewees in the research conducted by Instituto Datafolha. Moreover, the Company was also awarded “Best Mobile Phone Operator and Leading Company in the Mobile Phone Sector in 2006” by Anuário Telecom. Such awards evidence the power of its brand.

The Company always strives to come up with pioneering products. We were the first operator to launch BlackBerry, international roaming and special pre-paid plans (TIM+25 and TIM+5) for high-value clients. More recently, we launched TIM CASA, a pioneering service in Brazil that complements pre and postpaid plans, which transforms mobile handsets into house phones.

Yet again, the quarter’s numbers confirm that we are on the right path to sustain shareholder value creation, while conquering the recognition and satisfaction of our clients.

Management

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Operating and Financial Performance

On March 16, TIM Participações S.A. Extraordinary Shareholders’ Meeting approved the merger of all TIM Celular S.A.’s shares into TIM Participações S.A., turning the company into a wholly-owned subsidiary of TIM Participações S.A.. For the purposes of making year-on-year comparisons, therefore, pro-forma financial statements were drawn up as if the merger had occurred on January 1st, 2005.

Operating Performance

19.8% market growth in the last 12 months
The Brazilian market closed September/06 with 95.9 million clients, 19.8% up on the 80.0 million registered in September/05. National penetration reached 51.2%, and continues to show potential growth, especially when compared with other countries in Latin America.

Total market net additions in the quarter came to 4.1 million, compared to 4.5 million in the same period of the previous year. The Company added 1.7 million new clients to its base in the 3Q06, consolidating its substantial share of sector growth (42.5% incremental market share).

Market Share: 25.1% in the 3Q06
The Company ended the third quarter with 24.1 million clients, 31.3 % up year-on-year, and a market share of 25.1%, versus 22.9% in the 3Q05. The postpaid base grew by 35.4% in the last twelve months, outperforming the national average. As a result, these clients now account for 20.5% of the total client base, versus 19.9% in the same period last year.

TIM: the largest GSM client base
At the end of the quarter, 89.4% of TIM Participações’ clients were using GSM technology. TIM’s GSM coverage reached 91.5% of the country’s urban population, serving 2,394 cities. All municipalities with GSM also have access to GPRS, while 456 have the additional benefit of EDGE technology. These innovations facilitate access to and encourage clients to use data and multimedia services, leading to strong VAS revenue growth.

In the 3Q06, the monthly average churn rate reached 2.6%, below the 2.7% reported in the 3Q05 and stable when compared to 2Q06’s rate, evidencing very positive results in the high value segment.

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Marketing Activities

TIM once again proved to be a pioneer in innovative telecom technologies. The Company, in line with its leadership on innovation, recently launched TIM Casa, a revolutionary concept unprecedented in Brazil, which transforms mobile handsets into house phones.

In this quarter, TIM continued to offer its commemorative date promotions. As the Company maintains a nationwide presence, but adopts regional commercial strategies, it launched two campaigns featuring bonuses in minutes for local intranetwork calls, called “Tarifa Zero” and “Prediletos” (free calls to three TIM numbers). Such promotions have allowed TIM to leverage on different market opportunities and to substantially reduce subsidies on prepaid handsets. The “TIM +25” and “TIM +5” plans, targeting high-value prepaid clients, and the “TIM Chip Only” promotion, which grants bonuses for recharges made within 48 hours of activation, continued to fuel the number of prepaid additions.

TIM Participações maintained its strategy of encouraging the use of value-added services (VAS), which complement the service plans in all segments. In the quarter, the Company boosted content download (Monophonic and Polyphonic Sounds, Crazytones and Wallpapers) via their points of sale, so as to turn them into VAS sales channels. One of the quarterly highlights in the data segment was the TIM WEB Móvel promotion, designed to meet demand for wireless internet access, especially from small and medium-sized businesses, and increase the use of data in this segment. In addition, Nosso Link, which allows clients to sign up for data packages, was extended to the consumer segment in order to boost the use of data services, especially TIM Connect Fast.

The corporate segment has been the main driver of postpaid growth. The Company is the leader in mobile telephony solutions for this segment, with more than 2 million clients and an approximate market share of 30%.

The Company’s marketing strategy has been extremely successful, chiefly due to efforts on the client acquisition and retention front, backed by continuous innovation, Customer Profiling Management, customized offers and specialized sales channels geared to small and medium-sized companies and large corporations.

4 / 11

Economic and Financial Performance

Selected Figures 1

			R$ thousands

	3Q06	3Q05	% Y-o-Y

Total Gross Revenue	3,692,860	2,841,048	30.0%
Gross Service Revenue	3,157,578	2,287,831	38.0%
Gross Handset Revenue	535,282	553,217	-3.2%

Total Net Revenue	2,745,870	2,104,843	30.5%
Net Services Revenue	2,394,327	1,729,781	38.4%
Net Handsets Sales	351,543	375,062	-6.3%

EBITDA	676,663	351,097	92.7%
EBITDA Margin	24.6%	16.7%	8.0 p.p.

EBIT	98,902	(136,882)	-
EBIT Margin	3.6%	-6.5%	10.1 p.p.

Net Income (Loss)	20,345	(308,402)	-

Nota: (1) Consolidated data

Operating Revenues

Continuous service revenue growth
Gross service revenues in the 3Q06 totaled R$ 3.2 billion, 38.0% up year-on-year, primarily due to the solid expansion of VAS and voice revenues, in turn pushed up by the increase in the subscriber base and higher traffic volume.

After taxes and other discounts, net service income stood at R$2.4 million, versus R$1.7 million in the 3Q05, a 38.4% increase year-on-year. Excluding the impact of the Bill & Keep elimination, revenues would post year-on-year growth of 20.7%, still higher than the 20.0% expansion recorded in the previous quarter.

Gross VAS revenues stood at R$ 217.0 million, 58.4% more than in the 3Q05, confirming the growth potential of value-added services. A more detailed breakdown of this item shows the outstanding performance of our pioneering services (MMS, GPRS, downloads, etc) which jointly accounted for 39% of these revenues, 3 p.p. higher year-on-year.

Gross handset sale revenues totaled R$ 535.3 million, down 3.2% year-on-year. Sales volume fell by 24.8% (from 1.9 million in 3Q05 to 1.4 million in 3Q06), which evidences the Company’s focus on reducing its participation in the handset sales market, while increasing its focus on promotions to the prepaid segment centered on usage and the SIM Card offer, with “TIM Chip Only”, for example. It is important to note that the quarterly handset mix has changed due to a big increase in the sales of mid-range and high-end phones, which include a greater range of options (tri-Band, MP3, MMS, GPRS, EDGE, infra-red, Bluetooth, browsers, internet, e-mail, Java, etc.), in turn increasing innovative VAS revenues.

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The sales of MMS-enabled handsets grew by 69% in the period, while sales of those equipped with Java and a built-in camera moved up by 75% and 133% respectively.

Net handset-sale revenues, deducting taxes and other discounts, stood at R$351.5 million in the 3Q06, or 6.3% down on the same quarter last year.

Eliminating the Bill & K eep effect: ARPU emains stable QoQ
Average revenue per user (ARPU) in the 3Q06 totaled R$ 34.4 million, 13.9% up on the 2Q06. Eliminating the effects of the extinction of the Bill & Keep system on revenues, ARPU would reach R$30.0, stable when compared to the 2Q06 (R$30.2 million), demonstrating the high quality of the customers acquired in this quarter.

Operating Costs and Expenses

Interconnection cost impacted by Bill & Keep elimination
Network and interconnection costs stood at R$ 815.1 million, versus R$418.1 million in the 3Q05. The upturn in costs in the period was chiefly due to re-introduction of full interconnection regime in July 14 when the Company began to pay interconnection charges on each mobile to mobile local call to other operators, and to the substantial increase in traffic (+36.5%) . Excluding the impact of the elimination of the Bill & Keep system, network and interconnection costs would have totaled close to R$ 498.0 million (+19% year-on-year).

The cost of goods sold – basically comprising cell-phone sales – totaled R$335.2 million. The quarter-over-quarter and year-on-year reduction was the result of: (i) the deferral of the postpaid handset subsidies relative to the first nine months, which amounted R$ 135.9 million; and (ii) the reduction in prepaid subsidies accompanied by the pushing of the SIM Card sales, with the “TIM Chip Only” promotion for prepaid handsets.

It is important to mention that the deferral of handset subsidies applies solely to the postpaid segment, in which clients sign an agreement to remain with the operator for at least 12 months and are fined in case of cancellation.

Selling and marketing expenses came to R$559.1 million, 7.1% and 4.6% less than in the 3Q05 and 2Q06, respectively, primarily due to a less aggressive handset pricing, partially offset by more acquisitions in the postpaid segment.

SAC : strong handset subsidies reduction
Subscriber acquisition costs (SAC) stood at R$ 146, 5.2% and 13.1% lower than in the 3Q05 and 2Q06, respectively, largely due to the Company’s policy of drastically reducing subsidies on prepaid handset sales, which accounted for 79.6% of the quarter’s gross additions.

General and administrative expenses (G&A) - excluding depreciation, amortization and personnel expenses - totaled R$ 98.9 million, 0.8% down quarter-over-quarter and 12.9% less year-on-year, thanks to reduced outsourcing expenses, in line with the Company’s strategy of controlling fixed costs and expenses tightly.

Personnel expenses amounted to R$ 153.7 million, versus R$ 130.9 million in the 3Q05 and R$ 149.1 million in the 2Q06, pushed up by interim staff increases, in turn caused by improved customer service and client relations, as well as pre and post-sales support.

Bad debt expenses totaled R$ 126.3 million, accounting for 3.4% of total gross revenues versus 3.6% in the 3Q05 and 3.5% in the 2Q06.

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Other net operating revenues came to R$ 19.0 million, versus R$7.7 million in the 3Q05. Other operating revenues basically comprise fines paid by clients related to past due payments or service cancellations, unpaid dividends, etc. and are partially offset by expenses with provisions for contingencies and various taxes on financial transactions. It is worth noting that the reduction over the 2Q06 was due to the booking of R$ 52.3 million from the recovery of PIS and COFINS taxes, following a judicial verdict in favor of the subsidiary TIM Nordeste S.A.

EBITDA

Third-quarter EBITDA (operating result before net financial expenses, excluding depreciation and amortization) totaled R$ 676.7 million, accompanied by an EBITDA margin of 24.6%, 7.9 pp up year-on-year. In this quarter EBITDA was impacted by the deferment of postpaid handset subsidies and by the elimination of the Bill & Keep system:

  Excluding the non-recurring deferral of handset subsidies, pro-forma EBITDA for the quarter came to R$540.7 million (+54.0% over the 3Q05) with a margin of 19.7%;
  excluding the impact of the Bill & Keep system elimination, adjusted EBITDA, for a comparison purpose, would be R$552.0 million, with a margin of 22.6% (+5.9 pp YoY)

Adjusted EBITDA margin, excluding both the above-mentioned impacts, confirms our efforts to combine strong top-line growth with healthy margin expansion.

EBITDA and Margin EBITDA

Maintaining profitable growth

Depreciation and Amortization

Depreciation and amortization expenses amounted to R$ 577.8 million, 18.4% higher than the R$ 488.0 million posted in the 3Q05, reflecting network and IT infrastructure expansion and improvement. This figure included R$ 62.0 million relative to the TIM Nordeste S.A. and TIM Celular S.A. concessions, which expire in 2013 and 2016, respectively.

7 / 11

EBIT

EBIT (operating result before interest and taxes) stood at R$98.9 million, a R$235.8 million improvement over the negative R$136.9 reported in the 3Q05. The EBIT margin was 3.6% positive, up by 10.1 p.p. year-on-year.

Excluding the re-classification of handset subsidies and the elimination of the Bill & Keep system, the EBIT for the quarter would be negative by R$25.5 million, a R$ 111.4 million improvement when compared to the same quarter of last year.

Net Financial Result

Net financial expenses totaled R$79.9 million for the quarter, 36.5% higher than the negative R$125.7 million reported in the 3Q05, primarily due to the reduction in financial costs average and the improved results from exchange rate variation.

Indebtedness

On September 30, 2006, gross debt stood at R$ 2.882 billion, 1.3% down on the R$ 2,919 billion recorded at the end of the previous quarter, mostly comprising long-term loans and financing from the BNDES (National Development Bank) and the BNB (Banco do Nordeste do Brasil). Cash and cash equivalents amounted to R$ 1.1 billion, mainly made up of highly liquid financial investments.

Positive operating cash flow
At the close of the third quarter, the Company’s net debt (total debt less cash and cash equivalents) totaled R$ 1.8 billion, remaining stable over the previous three months. Free operating cash flow was R$147.3 million positive, a significant improvement on the 1Q06 (-R$1.25 billion), 2Q06 (-R$39 million) and 3Q05 (-R$124.6 million).

Net Result

Net income for the quarter totaled R$20.3 million, a R$322.3 million improvement over the net loss of R$308.4 million loss recorded in the same period last year, thanks to the higher operating result and the positive impact of the deferral of handset subsidies relative to the first nine months, totaling R$135.9 million. On a normalized basis, excluding the re-classification of handset subsidies, the net loss for the quarter would be R$115.6 million, still evidencing a substantial improvement over the same quarter of last year.

CAPEX

Third-quarter investments amounted to R$ 374.4 million, 44% of which allocated to the expansion and improvement of the GSM network’s capacity and quality. Thanks to strong traffic growth (+36.5% year-on-year), 20% of capex went to developing and improving IT systems and 36% to the comodato program, part of the Company’s expansion and loyalty-building strategy for the corporate segment and others.

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Capital Increase

In the Extraordinary Shareholders’ Meeting of September 29, 2006, it was approved the Company’s capital increase and the consequent issue of new shares, by capitalizing part of the Special Goodwill Reserve corresponding to tax benefits of R$50.4 million received by the Company’s subsidiaries in 2005.

The same Meeting also approved a capital increase, with no issue of new shares, by capitalizing the Reserve for Future Capital Increases amounting to R$6.4 million.

Information on the subscription process is available to shareholders on the website www.timpartri.com.br.

About TIM Participações S.A.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia Group. TIM Participações offers GSM technology – “Global System for Mobile Communications” - the most widely used in the world. At the end of September 2006, its network covered 91.5% of the Brazilian urban population. The cities covered by the GSM network also have access to GPRS, while 456 cities have the additional benefit of EDGE technology. These are innovations that facilitate the use of data and multimedia services across the country.

The Company is proud to offer one of the widest product and service portfolios in the sector, with specific solutions for different client needs.

  Only company with nationwide presence
  Second largest company in the segment in terms of client numbers and revenues
  Largest GSM operator in terms of client numbers
  Largest listed company at Bovespa in the mobile sector in terms of market capitalization

Disclaimer
This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

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ATTACHMENTS

Attachment 1:	Consolidated Operational Indicators
Attachment 2:	Glossary

The Complete Financial Statements, including Explanatory Notes are available at the Company´s Investor Relations Website: www.timpartri.com.br

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Attachment 1

TIM PARTICIPAÇÕES S.A.
Consolidated Operational Indicators

	3Q06	3Q06	9M06	3Q05	2Q05	9M05	Var. % 3Q06 X 2Q06	Var. % 3Q06 X 3Q05	Var. % 9M06 X 9M05
Estimated Population in the Region (millio	187.2	186.6	187.2	181.9	181.3	181.9	0.3%	2.9%	2.9%
Municipalities Served - GSM	2,412	2,394	2,412	2,202	2,124	2,202	0.8%	9.5%	9.5%
Estimated Total Penetration	51.2%	49.2%	51.2%	44.0%	41.6%	44.0%	2.0 p.p.	7.2 p.p.	0.1 p.p.
Market Share	25.1%	24.3%	24.3%	22.9%	22.2%	22.9%	0.8 p.p.	2.2 p.p.	1.4 p.p.
Total Lines	24,084,501	22,338,399	24,084,501	18,340,277	16,751,986	18,340,277	7.8%	31.3%	31.3%
Prepaid	19,138,001	17,743,944	19,138,001	14,687,965	13,350,848	14,687,965	7.9%	30.3%	30.3%
Postpaid	4,946,500	4,594,455	4,946,500	3,652,312	3,401,138	3,652,312	7.7%	35.4%	35.4%
Gross Additions	3,501,045	2,960,331	8,788,821	2,978,191	2,853,553	7,821,049	18.3%	17.6%	12.4%
Net Additions	1,746,102	1,320,167	3,913,108	1,588,291	2,102,782	4,752,771	32.3%	9.9%	-17.7%
Churn	2.6%	2.6%	2.5%	2.7%	1.7%	2.2%	0.0 p.p	-14.3%	31.0%
TOTAL ARPU	R$34.4	R$30.2	R$31.6	R$32.8	R$34.8	R$34.4	13.8%	4.9%	-8.2%
TOTAL MOU	95	81	87	92	89	91	17.6%	3.3%	-4.9%
Investment (R$ million)	374.4	351.0	894.7	608.5	587.2	1,466.3	6.7%	-38.5%	-39.0%
Employees	9,477	9,306	9,477	8,547	7,888	8,547	1.8%	10.9%	10.9%

Attachment 2

Glossary

Financial Terms	Operating indicators

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX – (capital expenditure) capital investment
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions
Net debt = gross debt – cash
PL – Shareholders ’ Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Communications – A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE = Enhanced Data rates for Global Evolution – technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speeds that can reach up to 200 Kbps, depending on the handset model.
SMS = Short Message Service – ability to send and receive alphanumerical messages.	Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions – number of customers disconnected
Market share = Company ’s total number of customers / number of customers in its operating area
Marginal Market share = participation of estimated net additions in the operating area.
Market penetration = Company ’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company ’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Total Net Service Revenue per per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU  = ARPU of prepaid service customers
MOU = minutes of use – monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel + “ comodato ” + costs of retention)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 05, 2006	By:	/s/ Stefano De Angelis
Name: Stefano De Angelis
Title: Chief Financial Officer